     As filed with the Securities and Exchange Commission on January 11, 1996

     File Nos. 33-95688

                                                                       811-09084

     SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C. 20549
     FORM N-1A

     PRE-EFFECTIVE AMENDMENT NO. 2
     to
     REGISTRATION STATEMENT
     UNDER
     THE SECURITIES ACT OF 1933
     and
     AMENDMENT N0.2
     to
     REGISTRATION STATEMENT
     UNDER
     THE INVESTMENT COMPANY ACT OF 1940

     WEISS TREASURY FUND
     (Exact Name of Registrant as Specified in Charter)

     4176 Burns Road, Palm Beach Gardens, Florida 33410
     (Address of Principal Executive Offices)

     Registrant's Telephone Number: (407)627-3300

John N. Breazeale                           With a copy to:
Weiss Money Management, Inc         Joseph R. Fleming, Esq.
4176 Burns Road                     Dechert Price & Rhoads
Palm Beach Gardens, Florida 33410   Ten Post Office Square, South - Suite 1230
                                    Boston, MA 02109


     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

The Registrant has filed a declaration registering an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. The Registrant intends to file the notice required by Rule 24f-2 following its initial fiscal year.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The total number of pages is _______.    The exhibit index is on page _________.

       WEISS TREASURY FUND

       CROSS REFERENCE SHEET


       Items Required by Form N-1A


PART A:

       Item    Prospectus
Item Number    Caption Caption
  1    Cover Page      Cover Page

  2    Synopsis        Expense Information

  3    Condensed Financial Information    Not applicable.

  4    General Description of Registrant  Investment Objectives, Policies and Risk Factors; Investment Restrictions

  5    Management of the Fund  Fund Organization and Management

  6    Capital Stock and Other Securities Dividends and Distributions; Taxes

  7    Purchase of Securities Being Offered    How to Invest in the Funds; Transaction Information; Shareholder Services

  8    Redemption or Repurchase           Redeeming or Exchanging Fund Shares

  9    Pending Legal Proceedings          Not applicable.

PART B:


       Item    Prospectus
Item Number    Caption Caption
  10   Cover Page        Cover Page

  11   Table of Contents Table of Contents

  12   General Information and History    Organization of the Funds

  13   Investment Objectives and Policies Investment Objectives, Restrictions and Techniques

  14   Management of the Fund  Management Compensation

  15   Control Persons and Principal      Trustees and Officers
       Holders of Securities

  16   Investment Advisory and Other      Investment Advisory and Other Services
       Services

  17   Brokerage Allocation and Other     Brokerage Allocation, Portfolio Turnover
       Practices

  18   Capital Stock and Other Securities Dividends and Distributions

  19   Purchase, Redemption and Pricing   Buying Shares, Redemptions, Net Asset
       of Securities Being Offered        Value

  20   Tax Status        Taxes

  21   Underwriters      Not applicable.

  22   Calculation of Performance Data    Performance Information

  23   Financial Statements    Financial Statements

 -----------------------------------------------------------------------------

WEISS TREASURY FUND

Weiss Treasury Only Money Market Fund
Weiss Intermediate Treasury Fund

Weiss Treasury Bond Fund

SUPPLEMENT TO PROSPECTUS DATED JANUARY 16, 1996

Shares of the Weiss Treasury Bond Fund are not currently offered.

Dated: January 16, 1996


 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------

                                                                   Prospectus

                                                          January 16, 1996

WEISS TREASURY FUND

Weiss Treasury Only Money Market Fund
Weiss Intermediate Treasury Fund

Weiss Treasury Bond Fund

4176 Burns Road
Palm Beach Gardens, FL 33410
(800) 289-8100

This Prospectus sets forth concisely the information about Weiss Treasury Only Money Market Fund, Weiss Intermediate Treasury Fund and Weiss Treasury Bond Fund, each a series of Weiss Treasury Fund (the "Trust"), that an investor should know before investing. Each of these series (individually, a "Fund" and collectively, the "Funds") represents shares of beneficial interest in a sepa-rate portfolio of securities and other assets with its own objective and poli-cies.

 --Weiss Treasury Only Money Market Fund seeks maximum current income consis-tent with capital preservation.

 --Weiss Intermediate Treasury Fund and Weiss Treasury Bond Fund each seek a high level of income consistent with capital preservation.

The Funds are no-load funds, selling and redeeming their shares at net asset value without any sales charges, commissions or redemption fees. For complete details on how to purchase, redeem and exchange shares, please refer to "Shareholder Services" on page 11.

Please read this Prospectus carefully and retain it for future reference. Ad-ditional information about the Funds is contained in the Funds' combined Statement of Additional Information dated January 16, 1996, which is filed with the Securities and Exchange Commission and is incorporated by reference into this Prospectus. The Statement of Additional Information is available upon request and without charge by writing or calling the Funds at the address or telephone number listed above.

THESE SECURITIES HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMIS-SION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADE-QUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OF-FENSE.

INVESTMENTS IN THE FUNDS ARE NEITHER INSURED NOR GUARANTEED BY THE U.S. GOV-ERNMENT. THERE IS NO ASSURANCE THAT THE WEISS TREASURY ONLY MONEY MARKET FUND WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

 -----------------------------------------------------------------------------

-------------------------------------------------------------------------------
TABLE OF CONTENTS
-------------------------------------------------------------------------------

Expense Information........................................................   2
Investment Objectives, Policies and Risk Factors...........................   3
Investment Restrictions....................................................   4
Fund Organization and Management...........................................   5
Dividends and Distributions................................................   6
Taxes......................................................................   6
How to Invest in the Funds.................................................   7
Opening an Account.........................................................   7
Adding to Your Investment..................................................   8
Redeeming or Exchanging Fund Shares........................................   8
Exchanging Shares..........................................................   9
Transaction Information....................................................   9
Shareholder Services.......................................................  11
Performance Information....................................................  12

-------------------------------------------------------------------------------
EXPENSE INFORMATION
-------------------------------------------------------------------------------

The purpose of the following tables is to assist investors in understanding the various costs and expenses that they would bear directly or indirectly by investing in any of the Funds. Further information regarding costs and ex-penses may be found under "Fund Organization and Management--Investment Manag-er" in this Prospectus and "Investment Advisory and Other Services--Investment Manager" in the Statement of Additional Information.

SHAREHOLDER TRANSACTION EXPENSES

------------------------------------------------------------------------------
Maximum Sales Load Imposed on Purchases                                   None
Maximum Sales Load Imposed on Reinvested Dividends                        None
Deferred Sales Load                                                       None
Redemption Fees(1)                                                        None
Exchange Fees                                                            $5.00
------------------------------------------------------------------------------
------------------------------------------------------------------------------

ANNUAL FUND OPERATING EXPENSES
(For the current fiscal year ending December 31, 1996 as a percentage of average net assets)

------------------------------------------------------------------------------
                                             DISTRIBUTION      TOTAL FUND
                                  MANAGEMENT (RULE 12B-1)  OTHER    OPERATING
                                    FEE(2)       FEE      EXPENSES EXPENSES(2)
------------------------------------------------------------------------------
Weiss Treasury Only Money Market
 Fund                                .46%        None       .40%       .86%
Weiss Intermediate Treasury Fund     .46%        None       .63%      1.09%
Weiss Treasury Bond Fund             .00%        None       .70%       .70%
------------------------------------------------------------------------------
------------------------------------------------------------------------------

EXAMPLE:
-------------------------------------------------------------------------------
Based on the level of total Fund operating expenses listed above, you would pay indirectly the following expenses on a $1,000 investment, assuming a 5% annual return and redemption at the end of each period:

-------------------------------------------------------------------------------
                                                                 1 YEAR 3 YEARS
-------------------------------------------------------------------------------
Weiss Treasury Only Money Market Fund                             $ 9     $27
Weiss Intermediate Treasury Fund                                  $11     $35
Weiss Treasury Bond Fund                                          $ 7     $22
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

THIS EXAMPLE SHOULD NOT BE CONSIDERED REPRESENTATIVE OF PAST OR FUTURE EXPENSES OR RETURNS. ACTUAL FUND EXPENSES AND RETURNS VARY FROM YEAR TO YEAR AND MAY BE HIGHER OR LOWER THAN THE AMOUNTS SHOWN.
-------

1 A $10 service fee may be charged for redemptions by wire.

2 The fees and expenses in the tables and examples above are based on the es-timated fees and expenses that each Fund expects to incur in its initial fiscal year ending December 31, 1996, net of fee waivers and/or reimburse-ments from the Manager and other service providers. Without such waivers and/or reimbursements, the "Management Fee" and "Total Fund Operating Ex-penses" for each of the Funds would be as follows: Weiss Treasury Only Money Market Fund, .50% and 1.18%, respectively; Weiss Intermediate Treasury Fund, .50% and 1.66%, respectively; Weiss Treasury Bond Fund, .70% and 4.73%, re-spectively. For the period through April 30, 1996, the Manager has agreed to waive that portion of its fee and reimburse other operating expenses neces-sary to maintain the total Fund expenses at .50% for each of the Weiss Trea-sury Only Money Market Fund and the Weiss Intermediate Treasury Fund. Through December 31, 1996, the Manager has agreed to waive that portion of its fee and reimburse other operating expenses necessary to maintain total Fund expenses at .70% for the Weiss Treasury Bond Fund. See "Fund Manage-ment--Organization and Management" for a more detailed discussion of the Funds' fees and expenses.

-------------------------------------------------------------------------------
INVESTMENT OBJECTIVE, POLICIES AND RISK FACTORS
-------------------------------------------------------------------------------

The Funds' investment manager, Weiss Money Management, Inc. (the "Manager"), uses a variety of different investments and investment techniques in seeking to achieve each Fund's investment objective. Each Fund does not use all of the investment techniques described below. Investors should consider which Fund best meets their investment goals. Although each Fund will attempt to achieve its investment objective, there is no assurance it will be successful.

Except as otherwise indicated, the Funds' investment objectives and policies are not fundamental and may be changed without shareholder approval. Share-holders will receive written notice of any material change in a Fund's invest-ment objective. If such a change occurs, each shareholder should consider whether the Fund remains an appropriate investment in light of his or her then current financial position and needs. The Funds are subject to additional in-vestment policies and restrictions described in the Statement of Additional Information, some of which are fundamental and may not be changed without shareholder approval.

WEISS TREASURY ONLY MONEY MARKET FUND

The investment objective of the Weiss Treasury Only Money Market Fund is to seek maximum current income consistent with preservation of capital. The Fund pursues its objective by investing exclusively in U.S. Treasury securities, and repurchase agreements secured by such obligations. The Fund seeks to main-tain a constant net asset value of $1.00 per share and declares dividends dai-ly. Under certain circumstances the Fund may not be able to maintain a stable net asset value.

Under normal circumstances, at least 80% of the Fund's total assets will be invested in U.S. Treasury securities, and no more than 20% of the Fund's net assets will be invested in repurchase agreements backed by such obligations. For temporary defensive or emergency purposes, the Fund may invest up to 100% of its assets in cash or other investment companies that invest primarily in U.S. Treasury securities or repurchase agreements. Accordingly, the Fund is appropriate for investors who are seeking a high degree of credit safety but who are unwilling to accept stock or bond market risk. The income earned by the Fund fluctuates with changes in interest rates.

The Fund will invest only in those securities that conform to the credit qual-ity standards established under Rule 2a-7 under the Investment Company Act of 1940, as amended (the "1940 Act"). The Manager shall determine whether a secu-rity presents minimal credit risk under procedures adopted by the Board of Trustees. The securities in which the Fund may invest must have a remaining maturity of 397 days or less (as calculated pursuant to Rule 2a-7 under the 1940 Act) and must maintain a dollar-weighted average portfolio maturity of 90 days or less.

WEISS INTERMEDIATE TREASURY FUND AND WEISS TREASURY BOND FUND

The Weiss Intermediate Treasury Fund and the Weiss Treasury Bond Fund offer to investors two alternatives for participating in the fixed income securities market. The investment objective of each Fund is to seek a high level of in-come consistent with preservation of capital. Each Fund pursues its objective by investing exclusively in U.S. Treasury securities, including repurchase agreements collateralized by such obligations, and other investment companies that invest primarily in U.S. Treasury securities or repurchase agreements. Under normal circumstances, the Weiss Intermediate Treasury Fund's dollar-weighted average portfolio maturity will be between three and ten years. There is no maturity limitation on the individual portfolio securities purchased for the Weiss Treasury Bond Fund, and the dollar-weighted average maturity of the Fund will vary with market conditions.

Each Fund normally invests at least 80% of its assets in U.S. Treasury securi-ties, including repurchase agreements collateralized by such obligations. Cur-rently each Fund intends to invest 100% of its assets in such instruments in-cluding investment companies that invest primarily in U.S. Treasury securities and repurchase agreements. For temporary defensive or emergency purposes, each Fund may invest up to 100% of its assets in cash or other investment companies that invest primarily in U.S. Treasury securities and repurchase agreements. Each Fund may invest in a variety of U.S. Treasury securities, including bonds, notes and bills. The value of each Fund's portfolio (and consequently its shares) is expected to fluctuate inversely in relation to changes in the direction of interest rates.

INVESTMENTS

--U.S. TREASURY SECURITIES. Each Fund invests primarily in U.S. Treasury secu-rities, which are direct obligations of the U.S. Treasury. U.S. Treasury secu-rities differ only in their interest rates, maturities and times of issuance. For example, Treasury bills have initial maturities of one year or less; Trea-sury notes have initial maturities of one to ten years; and Treasury bonds generally have initial maturities of greater than ten years. The payment of principal and interest on U.S. Treasury securities is unconditionally guaran-teed by the U.S. Government, and therefore they are of the highest possible credit quality.

--REPURCHASE AGREEMENTS. As a means of earning income for periods as short as overnight, each Fund may enter into repurchase agreements that mature within seven days or less with selected banks and broker-dealers. When a Fund enters into a repurchase agreement, it buys securities for a specified price and agrees to resell the securities to the seller at a higher price at some future date, normally one to seven days from the time of initial purchase.

--ZERO COUPON SECURITIES. Zero coupon securities are debt obligations which do not entitle the holder to any periodic payments of interest prior to maturity or a specified date. Such securities are issued and traded at a discount to their face amounts or par value.

--WHEN-ISSUED SECURITIES. Each Fund may purchase securities on a when-issued or forward delivery basis. When-issued securities involve a commitment by a Fund to purchase or sell particular securities with payment and delivery tak-ing place at a future date and permit a Fund to lock in a price or yield on a security it intends to purchase or sell regardless of future interest rate changes. At the time of settlement, the market value of the security may be more or less than at the time of commitment.

--OTHER INVESTMENT COMPANIES. The Weiss Intermediate Treasury Fund and Weiss Treasury Bond Fund may each invest in the securities of other mutual funds in-vesting primarily in U.S. Treasury securities and repurchase agreements sub-ject to applicable securities regulations. When a Fund invests in another mu-tual fund, it pays a pro rata portion of the advisory fees and other expenses of that fund as a shareholder of that fund. These expenses are in addition to the advisory and other expenses a Fund pays in connection with its own opera-tions.

SPECIAL RISK FACTORS

--U.S. TREASURY SECURITIES. Because short-term interest rates can fluctuate substantially over short periods, income risk to shareholders (i.e., the po-tential for a decline in a Fund's income due to falling interest rates) with respect to the Funds' investments in short-term U.S. Treasury securities is expected to be high. As interest rates change, the values of such securities will also fluctuate.

--REPURCHASE AGREEMENTS. If the seller of the securities under a repurchase agreement fails to pay the agreed resale price on the agreed delivery date, the Fund may incur costs in disposing of the collateral and be subject to higher losses to the extent such disposal is delayed.

--ZERO COUPON SECURITIES. Generally, the market prices of zero coupon securi-ties are more volatile than the prices of securities that pay interest period-ically in cash and are likely to respond to changes in interest rates to a greater degree than other types of debt securities having similar maturities and credit quality.

--WHEN ISSUED SECURITIES. Securities purchased on a when-issued or delayed de-livery basis are subject to market price fluctuation, and losses may result if the value or yield of the security to be purchased declines prior to the set-tlement date.

-------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS
-------------------------------------------------------------------------------

Each Fund has adopted the following fundamental policies which cannot be changed without shareholder approval:

--Each Fund may not make loans, except that a Fund may lend its portfolio se-curities. The entry into repurchase agreements and the purchase of debt in-struments are not deemed to be loans for purposes of this restriction.

--Each Fund may not borrow money except for temporary or emergency purposes or in connection with reverse repurchase agreements, provided that the Fund main-tains asset coverage of 300% for all borrowings. The Funds have no current in-tention to engage in reverse repurchase agreements during the coming year.

A complete description of these and other policies and restrictions is con-tained under "Investment Restrictions" in the Funds' combined Statement of Ad-ditional Information.

-------------------------------------------------------------------------------
FUND ORGANIZATION AND MANAGEMENT
-------------------------------------------------------------------------------

ORGANIZATION OF THE FUND

Each of the Funds is a diversified series of Weiss Treasury Fund, an open-end management investment company registered under the 1940 Act. The Trust was or-ganized on August 10, 1995 as a Massachusetts business trust. The Board of Trustees of the Trust oversees the business affairs of the Trust and is re-sponsible for significant decisions relating to each Fund's investment objec-tive and policies. The Trustees delegate the day-to-day management of the Funds to the officers of the Trust.

Shareholders have one vote for each share held on matters on which they are entitled to vote. Separate votes are taken by each Fund only if a matter af-fects or requires the vote of only that Fund. The Funds are not required to and do not currently intend to hold annual shareholder meetings, although spe-cial meetings may be called for purposes such as electing or removing Trust-ees, changing fundamental investment policies, or approving certain contracts. Shareholders will be assisted in communicating with other shareholders in con-nection with removing a Trustee as if Section 16(c) of the 1940 Act were ap-plicable.

INVESTMENT MANAGER

Weiss Money Management, Inc., 4176 Burns Road, Palm Beach Gardens, Florida 33410 (the "Manager"), is the investment adviser to each of the Funds, and is responsible for the day-to-day management of their respective portfolios. The Manager has been advising individuals, trusts, corporations and other business entities since 1988 but has no previous experience advising registered invest-ment companies ("mutual funds"). Under investment advisory agreements with each of the Funds, the Manager provides continuous advice and recommendations concerning each Fund's investments. The Funds have each agreed to compensate the Manager for its services by the monthly payment of a fee at the annual rate of .50% of average net assets, with respect to Weiss Treasury Only Money Market Fund and the Weiss Intermediate Treasury Fund, and .70% of average net assets, with respect to Weiss Treasury Bond Fund. For the period through April 30, 1996, the Manager has agreed to waive that portion of its fee which is necessary in order to maintain total annual Fund expenses at .50%, for Weiss Treasury Only Money Market Fund and Weiss Intermediate Treasury Fund. For the period through December 31, 1996, the Manager has agreed to waive that portion of its fee which is necessary in order to maintain total annual Fund expenses at .70% for the Weiss Treasury Bond Fund.

John N. Breazeale is the portfolio manager for each of the Funds. Mr. Breazeale is the President of Weiss Money Management, Inc., and President and a Trustee of the Trust. Mr. Breazeale has been a portfolio manager with the Manager since 1994. Mr. Breazeale has over 25 years' experience in the securi-ties industry and has provided portfolio management services at Provident In-stitutional Management Inc., Mitchell Hutchins Asset Management Inc., and most recently with Mackenzie Investment Management Inc.

The Manager pays the compensation and expenses of all trustees, officers and executive employees of the Trust who are affiliated persons of the Manager. Each Fund is responsible for all its other expenses, including fees and ex-penses incurred in connection with membership in investment company organiza-tions, brokers' commissions, legal, auditing and accounting expenses, taxes and governmental fees, the fees and expenses of the transfer agent, the ex-penses or fees for registering or qualifying Fund securities for sale, the cost of printing and distributing reports and notices to shareholders, the fees and disbursements of custodians, and the fees and expenses of trustees, officers and employees of the Trust who are not affiliated with the Manager.

DISTRIBUTOR

Each Fund's shares are sold on a continuous basis by Weiss Funds, Inc., 4176 Burns Road, Palm Beach Gardens, Florida 33410, a registered broker-dealer (the "Distributor") and wholly-owned subsidiary of the Manager.

ADMINISTRATOR

PFPC, Inc., Bellevue Park Corporate Center, 400 Bellevue Parkway, Wilmington, Delaware 19809 ("PFPC"), performs various administrative and accounting serv-ices for each Fund. These services include maintenance of books and records, preparation of governmental filings and shareholder reports and computation of net asset values and dividend distributions. For its administrative services, PFPC receives a fee, payable monthly, at the rate of .10% per annum of the average daily net assets of each Fund, plus any reasonable out-of-pocket expenses.

TRANSFER AGENT, DIVIDEND DISBURSING AGENT AND CUSTODIAN

PFPC serves as the Funds' transfer agent, dividend disbursing agent and regis-trar. In its capacity as transfer agent, dividend disbursing agent and regis-trar, PFPC performs bookkeeping, data processing and administrative services incidental to the maintenance of shareholder accounts. PNC Bank, 200 Stevens Drive, Lester, Pennsylvania 19113, serves as custodian for the Funds' portfo-lio securities and cash.

PORTFOLIO TRANSACTIONS

Purchases and sales of fixed income securities on behalf of a Fund are gener-ally placed by the Manager with primary market makers for these securities on a net basis, without any brokerage commission being paid by the Fund. Such trading does, however, involve transaction costs. Transactions with dealers serving as primary market makers reflect the spread between the bid and asked prices. Purchases of underwritten issues may be made which will include an un-derwriting fee paid to the underwriter. Portfolio transactions in debt securi-ties may also be placed on an agency basis, with a commission being charged.

PORTFOLIO TURNOVER

With respect to Weiss Intermediate Treasury Fund and Weiss Treasury Bond Fund it is anticipated that each Fund's annual portfolio turnover rate will not ex-ceed 100% for its initial fiscal year, although market conditions may warrant a higher rate. A higher rate will result in higher brokerage costs to such Funds and may result in the realization of net short-term capital gains which would be taxable to shareholders as ordinary income when distributed.

-------------------------------------------------------------------------------
DIVIDENDS AND DISTRIBUTIONS
-------------------------------------------------------------------------------

The Funds intend to distribute substantially all of their respective invest-ment income and any net realized capital gains. Net investment income for each Fund consists of all interest income accrued on the Fund's assets, less all actual and accrued expenses. Interest income included in the daily computation of net investment income is comprised of original issue discount earned on discount paper accrued to the date of maturity as well as accrued interest. Each Fund's expenses, including the management fee payable to the Manager, are accrued each day.

Distributions by a Fund are reinvested in the Fund or paid in cash at the election of the shareholder. If no election is made, all distributions will be reinvested in additional Fund shares. Dividends are declared daily. Weiss Treasury Only Money Market Fund intends to distribute dividends on the last business day of each month. Weiss Intermediate Treasury Fund and Weiss Trea-sury Bond Fund intend to distribute taxable income quarterly, and distribute net capital gains realized during each fiscal year annually before each Fund's fiscal year end on December 31. Each Fund may make an additional distribution of income and gains if necessary to satisfy a calendar year excise tax distri-bution requirement.

-------------------------------------------------------------------------------
TAXES
-------------------------------------------------------------------------------

Each Fund intends to qualify annually and elect to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). To qualify, a Fund must meet certain income, distribution and diver-sification requirements. In any year in which a Fund qualifies as a regulated investment company and timely distributes all of its taxable income, the Fund generally will not pay any U.S. federal income or excise tax.

Dividends paid out of a Fund's investment company taxable income (including dividends, interest and net short-term capital gains) will be taxable to a U.S. shareholder as ordinary income. Because no portion of a Fund's income is expected to consist of dividends paid by U.S. corporations, no portion of the dividends paid by a Fund is expected to be eligible for the corporate divi-dends-received deduction. Distributions of net capital gains (the excess of net long-term capital gains over net short-term capital losses), if any, des-ignated as capital gain dividends are taxable as long-term capital gains, re-gardless of how long the shareholder has held the Fund's shares. Dividends are taxable to shareholders in the same manner whether received in cash or rein-vested in additional Fund shares.

A distribution will be treated as paid on December 31 of the current calendar year if it is declared by a Fund in October, November or December with a rec-ord date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

Each year each Fund will notify shareholders of the tax status of dividends and distributions.

Investments in zero coupon securities will result in income to a Fund each year equal to a portion of the excess of the face value of the securities over their issue price, even though the Fund receives no cash interest payments from the securities.

Upon the sale or other disposition of shares of a Fund, a shareholder may re-alize a capital gain or loss which will be long-term or short-term, generally depending upon the shareholder's holding period for the shares.

Each Fund may be required to withhold U.S. federal income tax at the rate of 31% of all taxable distributions payable to shareholders who fail to provide the Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder's U.S. federal income tax li-ability.

Further information relating to federal tax consequences is contained in the Statement of Additional Information.

The foregoing discussion of federal tax consequences is intended for general information only. Distributions of a Fund which are derived from interest on U.S. Treasury securities may be exempt from state and local taxes in certain states. Shareholders should consult their own tax advisors regarding the par-ticular tax consequences of an investment in a Fund.

-------------------------------------------------------------------------------
HOW TO INVEST IN THE FUNDS
-------------------------------------------------------------------------------

BUYING SHARES

Share purchases are executed at the net asset value next calculated after a purchase order is received by the Fund's transfer agent in good order as de-scribed below under "Opening an Account" and "Adding to Your Investment." Pur-chase and redemption requests received following the close of regular trading on the Exchange will be executed the following business day. Purchases are made in full and fractional shares.

Fund shares may be purchased without a sales charge if you purchase them through the Fund's Distributor. Broker-dealers other than the Distributor may assess transaction charges in connection with purchases of Fund shares.

Shares begin to earn dividends as of the first business day following the day of your purchase. Purchases by check are executed on the day the check is re-ceived in good order by the Transfer Agent and begin earning income on the following business day.

The Trust reserves the right to reject any purchase order or to waive the min-imum investment requirement. Payment for orders which are not received or ac-cepted will be returned after prompt notice. The issuance of shares is re-corded in the shareholder records of the Funds, and share certificates will not be issued.

Please see "Transaction Information" later in this prospectus for additional information on buying, redeeming and exchanging Fund shares.

-------------------------------------------------------------------------------
OPENING AN ACCOUNT
-------------------------------------------------------------------------------

MINIMUM INVESTMENT

The minimum initial investment in a Fund is $1,000.

--BY MAIL

Complete an account application and mail it along with a check payable to the Fund in which you are investing to:

  Weiss Treasury Fund
  P.O. Box 8969
  Wilmington, DE 19899-8969

--IN PERSON

Complete an account application and deliver it along with a check payable to the Fund in which you are investing, to the Funds' address indicated on the cover page of this Prospectus.

--BY WIRE

Ask your bank to send immediately available funds by wire to:
    PNC Bank N.A.

    Philadelphia, PA 19103
    ABA No. 031000053
    DDA Account # 86-1030-3574
    Further Credit to: (Shareholder Name and
    Account Number)

The wire should include your name, address and taxpayer identification number and the name of the Fund in which you are investing. An account application indicating the name in which the purchase is to be made must be completed and mailed by you to the address under "Opening an Account--By Mail" above via overnight delivery or sent by facsimile transmission. Purchase money will be returned promptly in the event an account application is not received timely. Please call the Fund's transfer agent at (800) 430-9617 for additional infor-mation prior to making a purchase by wire and consult your bank regarding bank wire or other charges.

-------------------------------------------------------------------------------
ADDING TO YOUR INVESTMENT
-------------------------------------------------------------------------------

MINIMUM INVESTMENT

The minimum amount required to make subsequent investments is $100.

--BY MAIL

Make a check payable to the Fund in which you are investing and mail to the address shown above in "Buying Shares--By Mail". Please be sure to include your account number on the check or, if you prefer, use the tear off form at-tached to your regular Fund account statement.

--IN PERSON

Make a check payable to the Fund in which you are investing and deliver it to the Funds' address indicated on the cover page of this Prospectus. Please be sure to include your account number on the check or, if you prefer, use the tear off form attached to your regular Fund account statement.

--BY WIRE

Ask your bank to send immediately available funds by wire to:
    PNC Bank N.A.

    Philadelphia PA 19103
    ABA No. 031000053
    DDA Account # 86-1030-3574
    Further Credit to: (Shareholder Name and Account Number)

The wire should include your name and account number. Please call the Fund's transfer agent at (800) 430-9617 regarding purchases by wire and consult your bank regarding bank wire or other charges.

--AUTOMATIC INVESTMENT PLAN

Please call (800) 430-9617 for more information and to request an election form. See "Transaction Information--Automatic Investment Plan."

-------------------------------------------------------------------------------
REDEEMING OR EXCHANGING FUND SHARES
-------------------------------------------------------------------------------

REDEEMING SHARES

The Funds mail redemption proceeds within three business days following the receipt of a redemption request in proper form as described below, except in the case of shares recently purchased by check. The Funds may delay payment of redemption proceeds for shares purchased by check until the check clears, which may take up to 15 days from the purchase date. Once the purchase check has cleared, redemption proceeds will be sent within three business days.

Redemptions in the amount of $50,000 or more require a signature guarantee. Please refer to "Signature Guarantees" later in this prospectus for more in-formation.

The redemption requirements for corporations, other organizations, trusts, fi-duciaries, agents, institutional investors and retirement plans may be differ-ent from those for regular accounts. Please call (800) 430-9617 for more in-formation.

--BY TELEPHONE

Call (800) 430-9617 and speak with a Weiss Treasury Fund service representa-tive anytime between 8:30 a.m. and 5:00 p.m. Transactions by telephone cannot be in an amount in excess of $50,000 and must be sent to the shareholder's ad-dress of record. See "Transaction Information--Telephone Transactions" below.

--BY MAIL

Send a letter of instruction signed by each owner on the account (sign exactly as each name appears on the account) to the address shown above in "Buying Shares--By Mail". Please be sure to include your account number in your re-quest.

--IN PERSON

Prepare and send a letter of instruction in the same manner and to the same address as described under "Redeeming Shares--By Mail".

--BY WIRE
If you have selected wire redemption privileges on your account application, you may redeem your shares by wire. Send a letter of instruction to the Funds in the same manner as described under "Redeeming Shares--By Mail" or you may call (800) 430-9617. Redemptions by wire must be in the amount of at least $1,000.

--AUTOMATIC WITHDRAWAL PLAN

Call (800) 430-9617 for more information and to request an election form. See "Shareholder Services--Automatic Withdrawal Plan."

-------------------------------------------------------------------------------
EXCHANGING SHARES
-------------------------------------------------------------------------------

The exchange requirements for corporations, other organizations, trusts, fidu-ciaries, agents, institutional investors and retirement plans may be different from those for regular accounts. Please call 1-800-430-9617 for more informa-tion.

This exchange privilege is available only in states where a Fund's shares may be legally sold.

MINIMUM INVESTMENT

A minimum initial investment must be made to establish an account into which exchange proceeds may be invested. If you are opening an account in a differ-ent Fund by exchange, the shares being exchanged must be at least equal in value to the minimum investment requirement for the Fund into which exchange proceeds are being invested.

--BY TELEPHONE

Call (800) 430-9617 and speak with a Weiss Treasury Fund service representa-tive anytime between 8:30 a.m. and 5:00 p.m. Transactions by telephone cannot be in an amount in excess of $50,000. See "Transaction Information--Telephone Transactions" below.

--BY MAIL OR FAX

Send a letter of instruction signed by each owner on the account (sign exactly as each name appears on the account) to the address shown above in "Buying Shares--By Mail" or, if by fax, call (800)430-9617 for additional information. Please be sure to include in your instructions:

  --the dollar amount or number of shares you wish to exchange;
  --your account number;
  --the name of the Fund you are exchanging from;
  --the name of the Fund you are exchanging into; and --a daytime telephone number at which you can be reached.

-------------------------------------------------------------------------------
TRANSACTION INFORMATION
-------------------------------------------------------------------------------

NET ASSET VALUE

Each of the Funds values its shares on each day the New York Stock Exchange (the "Exchange") is open for trading as of the regular close of trading of the Exchange (normally 4:00 p.m. New York time). On those days when the Funds' Custodian or the New York Stock Exchange close early as a result of such day being a partial holiday or otherwise, the Funds reserve the right to advance on that day the time by which purchase and redemption requests must be re-ceived.

The Funds' Administrator determines net asset value per share by adding the value of the Fund's investments, cash and other assets, subtracting liabili-ties attributable to the Fund and then dividing the result by the number of shares outstanding. The assets of the Weiss Treasury Only Money Market Fund are valued at amortized cost. The assets of the Weiss Intermediate Treasury Fund and Weiss Treasury Bond Fund are valued at market value or if market value cannot be readily obtained, at fair value as determined by the Board of Trustees. Debt securities held by the Funds that have maturities of less than sixty days are valued at amortized cost.

PURCHASES BY CHECK

The minimum dollar amount of shares of the Weiss Treasury Only Money Market Fund that may be purchased by check is $1,000. With respect to all of the Funds, if you purchase shares with a check that does not clear, your purchase order will be cancelled and you will be liable for any losses or fees a Fund or the Transfer Agent has incurred. Checks must be drawn on a U.S. bank.

TELEPHONE TRANSACTIONS

Shareholders who elect to use the Telephone Exchange Privilege must first com-plete the Telephone Exchange authorization portion of the Account Application or complete a separate authorization form available by calling (800) 430-9617. The Telephone Exchange Privilege allows a shareholder to effect exchanges from one Fund into an identically registered account in one of the other Funds by calling (800) 430-9617. Neither the Fund nor the Transfer Agent will be liable for following instructions communicated by telephone reasonably believed to be genuine and a loss to the shareholder may result due to an unauthorized trans-action. The Fund and the Transfer Agent will employ reasonable procedures (which may include one or more of the following: recording all telephone calls requesting telephone exchanges, verifying authorization and requiring some form of personal identification prior to acting upon instructions, and sending a statement each time a telephone exchange is made) to confirm that instruc-tions communicated by telephone are genuine. The Fund and the Transfer Agent may be liable for any losses due to unauthorized or fraudulent instructions only if such reasonable procedures are not followed. Of course, shareholders are not obligated in any way to execute a Telephone Exchange Privilege form and may choose to make an exchange in writing. During periods of drastic eco-nomic or market changes, it is possible that the Telephone Exchange Privilege may be difficult to implement. In this event, shareholders should follow the other exchange procedures discussed under "Exchanging Shares," including the procedures for processing exchanges through securities dealers.

SIGNATURE GUARANTEES

Certain types of redemption requests must include a signature guarantee for each name in which the account is registered. Signature guarantees must accom-pany redemption requests for: (i) an amount in excess of $50,000 per day; (ii) any amount, if the redemption proceeds are to be sent elsewhere than the ad-dress of record on the Fund's books; or (iii) an amount of $50,000 or less if the address of record has been changed on the Fund's books for less than 60 days, although the Transfer Agent reserves the right to require signature guarantees on all redemptions. Signature guarantees can be obtained from a bank, trust company, credit union, savings association, broker-dealer or other member of a national securities exchange, or other eligible guarantor institu-tion. Signature guarantees by notaries public are not acceptable. Guarantees must be signed by an authorized person at one of these institutions and be ac-companied by the words "Signature Guarantee."

TAX IDENTIFICATION NUMBER

When you complete your account application, please be sure to certify that your Social Security or tax identification number is correct and that you are not subject to 31% backup withholding for failing to report income to the IRS. Federal tax law requires the Funds to withhold 31% of taxable dividends, capi-tal gains distributions and redemption proceeds from most accounts without a certified Social Security or tax identification number and certain other cer-tified information or upon notification from the IRS or a broker that with-holding is required. The Funds reserve the right to reject account applica-tions without a certified Social Security or tax identification number. The Funds also reserve the right to redeem shares from accounts without such in-formation upon 30 days' notice. Shareholders may avoid redemption by providing the Funds with a tax identification number during the notice period.

SUBMINIMUM ACCOUNTS

The Funds reserve the right to involuntarily redeem an account if, after 30 days' written notice, the account's net asset value falls and remains below a $500 minimum due to share redemptions and not market fluctuations.

SUSPENSION OF TRADING

Purchase and redemption orders may be suspended on days when the Exchange is closed, closes early as a result of such day being a partial holiday or other-wise, when trading is restricted or otherwise as permitted by the SEC.

REDEMPTIONS IN KIND

In unusual circumstances, the Funds may make payment in readily marketable portfolio securities at their market value equal to the redemption price.

SHORT-TERM TRADING

The Funds and the Transfer Agent may restrict purchase transactions (including exchanges) when a pattern of frequent purchases and redemptions in response to short-term fluctuations in a Fund's share price appears evident.

-------------------------------------------------------------------------------
SHAREHOLDER SERVICES
-------------------------------------------------------------------------------

CHECKWRITING PRIVILEGES

You may elect to redeem shares by writing checks against your account balance in the Weiss Treasury Only Money Market Fund for at least $250 on your account application. Your fund investments will continue to earn dividends until your purchase check is presented to the Fund for payment. Checks will be returned by the Fund's transfer agent if there are insufficient shares to meet the withdrawal amount. You should not attempt to close an account by check because the exact balance at the time the check clears will not be known when the check is written. For additional information call (800) 430-9617.

AUTOMATIC INVESTMENT PLAN

You may elect to have money automatically transferred from your bank account into your Fund account(s) at regular intervals of your choice. Your bank ac-count must be a checking, NOW or bank money market account maintained at a do-mestic financial institution that is an Automated Clearinghouse Member. Subse-quent to making the required minimum initial investment of $1,000, a minimum investment of $50 per transaction is required for participation in the Auto-matic Investment Plan. Please call (800) 430-9617 for additional information.

AUTOMATIC WITHDRAWAL PLAN

You may elect to have money automatically withdrawn from your Fund account on a monthly, quarterly, semi-annual or annual basis in the amount of $100 or more. The automatic withdrawal will be made on or about the 25th day of each month. Please call (800) 430-9617 for additional information.

DIVIDEND REINVESTMENT PLAN

Dividends will be automatically reinvested in additional fund shares unless otherwise indicated on the account application. Please call (800) 430-9617 for additional information.

CROSS REINVESTMENT PRIVILEGE

You may want to have your dividends received from a Fund automatically in-vested in shares of any other Fund in the Weiss family of funds. Investments will be made at a price equal to the net asset value of the acquired shares next determined after receipt of the distribution proceeds by the Transfer Agent. In order to qualify for the Cross Reinvestment Privilege, the value of your account in the acquired fund must equal or exceed the acquired fund's minimum initial investment requirement. There are no subsequent investment re-quirements for amounts to which dividends are directed nor are service fees currently charged for effecting these transactions. The election to cross-re-invest dividends will not affect the tax treatment of such dividends, which will be treated as received by you and then used to purchase shares of the ac-quired fund. Please call (800)430-9617 for additional information.

INDIVIDUAL RETIREMENT ACCOUNTS ("IRAS")

The Funds offer Individual Retirement Account ("IRA") plans, which allow a maximum annual contribution of $2,000 per person for anyone with earned in-come. PNC Bank, which serves as custodian or trustee under each Fund's IRA plan, charges certain nominal fees for the annual maintenance of such ac-counts. Please call (800) 430-9617 for additional information.

-------------------------------------------------------------------------------
PERFORMANCE INFORMATION
-------------------------------------------------------------------------------

All performance figures are historical, show the performance of a hypothetical investment and are not intended to indicate future performance.

Each Fund may quote its performance in advertisements or shareholder communi-cations, including reports, newsletters and sales literature. Total return for each Fund may be calculated on an average total return basis or an aggregate total return basis. Average annual total return reflects the average annual percentage change in value of an investment over the measuring period. Average total return reflects the total percentage change in value of an investment over the measuring period. Both measures assume the reinvestment of dividends and distributions. Yield refers to income generated by an investment in a Fund over a specified 30-day period, for the Weiss Treasury Bond Fund and Weiss In-termediate Treasury Fund, and specified 7-day period for the Weiss Treasury Only Money Market Fund. Yield is expressed as an annualized percentage. Effec-tive yield is expressed similarly but, when annualized, the income earned by an investment in a Fund is assumed to be reinvested and will reflect the ef-fects of compounding.

        Draft

1/11/96





        WEISS TREASURY FUND

4176 Burns Road
Palm Beach Gardens, FL  33410
(800) 289-8100



Statement of Additional Information
January 16, 1996



Money Market Fund
Weiss Treasury Only Money Market Fund

Fixed-Income Funds
Weiss Intermediate Treasury Fund
Weiss Treasury Bond Fund

This Statement of Additional Information pertains to the funds listed above, each of which is a separate series of Weiss Treasury Fund, a Massachusetts business trust (the "Trust"). Each of these series (individually, a "Fund" and collectively, the "Funds") represents shares of beneficial interest in a separate portfolio of securities and other assets with its own objective and policies. Each Fund is managed separately by Weiss Money Management, Inc. (the "Manager).

This Statement of Additional Information is not a Prospectus and should be read in conjunction with the combined Prospectus for the Funds dated January 16, 1996, copies of which may be obtained from the Trust without charge by writing to the above address or by calling (___) ____-_______.

TABLE OF CONTENTS


        INVESTMENT OBJECTIVES, RESTRICTIONS AND TECHNIQUES        1
                Investment Objectives     1
                Investments       1
                Investment Restrictions   4

        ORGANIZATION OF THE FUNDS              5

        TRUSTEES AND OFFICERS             7

        MANAGEMENT COMPENSATION                8

        INVESTMENT ADVISORY AND OTHER SERVICES       8
                Investment Manager        8
                Distributor       9
                Administrator     9
                Transfer Agent, Dividend Disbursing Agent and Custodian   9

        PERFORMANCE INFORMATION                9

        BUYING SHARES       12

        REDEMPTIONS  13

        DIVIDENDS AND DISTRIBUTIONS           13

        TAXES    13

        BROKERAGE ALLOCATION             16

        PORTFOLIO TURNOVER               16

        NET ASSET VALUE     17

        FINANCIAL STATEMENTS             18

        EXPERTS      18

        ADDITIONAL INFORMATION           18

INVESTMENT OBJECTIVES, RESTRICTIONS AND TECHNIQUES

Each Fund's investment objective is discussed in the Prospectus and summarized below. There is no assurance that the Funds will achieve their respective objectives. The investment objectives of the Funds are not fundamental and may be changed by the Trustees without shareholder approval. Unless otherwise stated, the Funds' policies are not fundamental.

Investment Objectives

Weiss Treasury Only Money Market Fund

The investment objective of the Weiss Treasury Only Money Market Fund is to seek maximum current income consistent with preservation of capital. The Fund pursues its objective by investing exclusively in U.S. Treasury securities, as well as repurchase agreements secured by such obligations. The Fund seeks to maintain a constant net asset value of $1.00 per share and declares dividends daily. Under certain circumstances the Fund may not be able to maintain a stable net asset value.

Weiss Intermediate Treasury Fund,
Weiss Treasury Bond Fund

The Weiss Intermediate Treasury Fund and the Weiss Treasury Bond Fund offer to investors two alternatives for participating in the fixed income securities market with concentration on U.S. Government securities. The investment objective of each Fund is to seek a high level of income consistent with preservation of capital. Each Fund pursues its objective by investing exclusively in obligations issued and/or guaranteed by the U.S. Government, repurchase agreements collateralized by such obligations and other investment companies investing in U.S. Treasury securities and repurchase agreements. While the maturity of individual securities will not be restricted, except during temporary defensive periods or unusual market conditions, it is expected that the Weiss Intermediate Treasury Fund's dollar-weighted average portfolio maturity will be between three and ten years. There is no maturity limitation on the individual portfolio securities purchased for the Weiss Treasury Bond Fund and the dollar-weighted average maturity of the Fund will vary with market conditions.

Investments

U.S. Treasury Securities

The Funds invest primarily in direct obligations of the U.S. Treasury (e.g., Treasury bills, notes, and bonds). When such securities are held to maturity, the payment of principal and interest is unconditionally guaranteed by the U.S. Government, and therefore they are of the highest possible credit quality.
U.S. Treasury securities that are not held to maturity are subject to variations in market value caused by fluctuations in interest rates.

In general, investing in debt securities involves both interest rate and credit risk. As a rule, the value of debt instruments rises and falls inversely with interest rates. As interest rates decline, the value of debt securities generally increases. Conversely, rising interest rates tend to cause the value of debt securities to decrease. Debt securities with longer maturities generally are more volatile than those with shorter maturities.

Repurchase Agreements

The Funds may enter into repurchase agreements with selected brokers-dealers, banks or other financial institutions. A repurchase agreement is an arrangement under which the purchaser (i.e., a Fund) purchases a U.S. Government or other high quality short-term debt obligation (an "Obligation") and the seller agrees at the time of sale to repurchase the Obligation at a specified time and price.

Custody of the Obligation will be maintained by the Funds' custodian or subcustodian. The repurchase price may be higher than the purchase price, the difference being income to the Funds, or the purchase and repurchase prices may be the same, with interest at a stated rate due to the Funds together with the repurchase price on repurchase. In either case, the income to a Fund is unrelated to the interest rate on the Obligation subject to the repurchase agreement.

Repurchase agreements pose certain risks for all entities, including the Funds, that utilize them. Such risks are not unique to the Funds but are inherent in repurchase agreements. Each Fund seeks to minimize such risks by, among others, the means indicated below, but because of the inherent legal uncertainties involved in repurchase agreements, such risks cannot be eliminated.

For purposes of Investment Company Act of 1940, as amended (the "1940 Act"), a repurchase agreement is deemed to be a loan from Fund to the seller of the Obligation. It is not clear whether for other purposes a court would consider the Obligation purchased by a Fund subject to a repurchase agreement as being owned by the Fund or as being collateral for a loan by the Fund to the seller.

If in the event of bankruptcy or insolvency proceedings against the seller of the Obligation, a court holds that a Fund does not have a perfected security interest in the Obligation, the Fund may be required to return the Obligation to the seller's estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, the Fund would be at risk of losing some or all of the principal and income involved in the transaction. To minimize this risk, the Fund utilizes custodians and subcustodians that the Manager believes follow customary securities industry practice with respect to repurchase agreements, and the Manager analyzes the creditworthiness of the obligor, in this case the seller of the Obligation. But because of the legal uncertainties, this risk, like others associated with repurchase agreements, cannot be eliminated.

Also, in the event of commencement of bankruptcy or insolvency proceedings with respect to the seller of the Obligation before repurchase of the Obligation under a repurchase agreement, a Fund may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the Obligation.

Apart from risks associated with bankruptcy or insolvency proceedings, there is also the risk that the seller may fail to repurchase the security. However, if the market value of the Obligation subject to the repurchase agreement becomes less than the repurchase price (including accrued interest), the Funds will direct the seller of the Obligation to deliver additional securities so that the market value of all securities subject to the repurchase agreement equals or exceeds the repurchase price.

Certain repurchase agreements which provide for settlement in more than seven days can be liquidated before the nominal fixed term on seven days' or less notice. Such repurchase agreements will be regarded as illiquid instruments. Each Fund currently intends to limit its investments in repurchase agreements to those with maturities of less than seven days.


The Fund may also enter into repurchase agreements with any party deemed creditworthy by the Manager, including broker-dealers, if the transaction is entered into for investment purposes and the counterparty's creditworthiness is at least equal to that of issuers of securities which the Fund may purchase.

Zero Coupon Securities.
Each Fund may invest up to 10% of its assets in zero coupon securities.
Zero coupon bonds are issued and traded at a discount from their face value. They do not entitle the holder to any periodic payment of interest prior to maturity.

Current federal income tax law requires holders of zero coupon securities to report the portion of any original issue discount on such securities that accrues during a given year as interest income, even though the holders receive no cash payments of interest during the year. In order to qualify as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder, a Fund must distribute its investment company taxable income, including any original issue discount accrued on zero coupon bonds. Because a Fund will not receive cash payments on a current basis in respect of any accrued original issue discount on these bonds, in some years that Fund may have to distribute cash obtained from other sources in order to satisfy the distribution requirements under the Code. A Fund might obtain such cash from selling other portfolio holdings which might cause that Fund to incur capital gains or losses on the sale. Additionally, these actions are likely to reduce the assets to which Fund expenses could be allocated and to reduce the rate of return for that Fund. In some circumstances, such sales might be necessary in order to satisfy cash distribution requirements even though investment considerations might otherwise make it undesirable for a Fund to sell the securities at the time.

Generally, the market prices of zero coupon securities are more volatile than the prices of securities that pay interest periodically and in cash and are likely to respond to changes in interest rates to a greater degree than other types of debt securities having similar maturities and credit quality.

When-Issued Securities. When a Fund purchases new issues of securities on a when-issued basis, the Fund's custodian will establish a segregated account for the Fund consisting of cash, U.S. Treasury securities or other high-grade debt securities equal to the amount of the commitment. If the value of securities in the account should decline, additional cash or securities will be placed in the account so that the market value of the account will equal the amount of such commitments by the Fund on a daily basis.

Securities purchased on a when-issued basis and the securities held in a Fund's portfolio are subject to changes in market value based upon various factors including changes in the level of market interest rates. Generally, the value of such securities will fluctuate inversely to changes in interest rates (i.e., they will appreciate in value when market interest rates decline and decrease in value when market interest rates rise). For this reason, placing securities rather than cash in the segregated account may have a leveraging effect on the Fund's net assets. In other words, to the extent that the Fund remains substantially fully invested in securities at the same time that it has committed to purchase securities on a when-issued basis, there will be greater fluctuations in its net assets than if it had set aside cash to satisfy its purchase commitment. Upon the settlement date of the when-issued securities, the Fund ordinarily will meet its obligation to purchase the securities from available cash flow, use of the cash (or liquidation of securities) held in the segregated account or sale of other securities. Although it would not normally expect to do so, the Fund also may meet its obligation from the sale of the when-issued securities themselves (which may have a current market value greater or less than the Fund's payment obligation). The sale of securities to meet such obligations carries with it a greater potential for the realization of capital gains.

Investment Restrictions

As indicated in the Prospectus, the Funds are subject to certain policies and restrictions that may not be changed without shareholder approval. Shareholder approval means approval by the lesser of (i) more than 50% of the outstanding voting securities of the Trust (or a particular Fund if a matter affects just that Fund), or (ii) 67% or more of the voting securities present at a meeting if the holders of more than 50% of the outstanding voting securities of the Trust (or a particular Fund) are present or represented by proxy. As a matter of fundamental policy, a Fund may not:

        (1) with respect to 75% of its total assets taken at market value purchase more than 10% of the voting securities of any one issuer; or invest more than 5% of the value of its total assets in the securities of any one issuer, except obligations issued or guaranteed by the U.S. Government and securities of other investment companies;

        (2) borrow money, except as a temporary measure for extraordinary or emergency purposes, provided that the Fund maintains asset coverage of 300% for all borrowings;

        (3) purchase any securities which would cause 25% or more of the market value of its total assets at the time of such purchase to be invested in the securities of one or more issuers having their principal business activities in the same industry, provided that there is no limitation with respect to investments in obligations issued or guaranteed by the U.S. Government. (For purposes of this restriction, telephone companies are considered to be in a separate industry from gas and electric public utilities, and wholly-owned finance companies are considered to be in the industry of their parents if their activities are primarily related to financing the activities of their parents.)

        (4) purchase or sell real estate (except that the Fund may invest in (i) securities of companies which deal in real estate or mortgages, and (ii) securities secured by real estate or interest therein, and that the Fund reserves freedom of action to hold and to sell real estate acquired as a result of the Fund's ownership of securities); or purchase or sell physical commodities or contracts relating to physical commodities;

        (5) act as an underwriter of securities issued by others, except to the extent that it may be deemed an underwriter in connection with the disposition of portfolio securities of the Fund;

        (6) make loans to other persons, except (a) loans of portfolio securities, and (b) to the extent the entry into repurchase agreements and the purchase of debt securities in accordance with its investment objective and investment policies may be deemed to be loans; and

        (7) issue senior securities, except as appropriate to evidence indebtedness which the Fund is permitted to incur and except for shares of the separate classes or series of the Trust.

As a matter of nonfundamental policy, a Fund may not:

        (a) purchase or retain securities of any open-end investment company or securities of closed-end investment companies except by purchase in the open market where no commission or profit to a sponsor or dealer results from such purchases, or except when such purchase, though not made in the open market, is part of a plan of merger, consolidation, reorganization or acquisition of assets; in any event, the Fund may not purchase more than 3% of the outstanding voting securities of another investment company, may not invest more than 5% of its assets in another investment company, and may not invest more than 10% of its assets in other investment companies;

        (b) pledge, mortgage or hypothecate its assets in excess, together with permitted borrowings, of 1/3 of its total assets;

        (c) purchase or retain securities of an issuer any of whose officers, directors, trustees or security holders is an officer, director or trustee of the Fund or a member, officer, director or trustee of the investment adviser of the Fund if one or more of such individuals owns beneficially more than one-half of one percent (.5%) of the outstanding shares or securities or both (taken at market value) of such issuer and such individuals owning more than one-half of one percent (.5%) of such shares or securities together own beneficially more than 5% of such shares or securities or both;

        (d) purchase securities on margin, make short sales or maintain a short position, unless, by virtue of its ownership of other securities, it has the right to obtain securities equivalent in kind and amount to the securities sold and, if the right is conditional, the sale is made upon the same conditions, except in connection with arbitrage transactions and except that the Fund may obtain such short-term credits as may be necessary for the clearance of purchase and sales of securities;

        (e) invest more than 10% of its net assets in securities which are not readily marketable, the disposition of which is restricted under federal securities laws, or in repurchase agreements not terminable within 7 days; or invest more than 5% of its total assets in restricted securities;

        (f) with the exception of U.S. Government securities, purchase securities of any issuer with a record of less than three years of continuous operations, including predecessors, if such purchase would cause the investments of the Fund in all such issuers to exceed 5% of the total assets of the Fund taken at market value;

        (g) purchase more than 10% of the voting securities of any one issuer, except securities issued by the U.S. Government;

        (h) purchase or sell any put or call options or any combination thereof;
        (i)     enter into futures contracts or purchase options thereon;

        (j) invest in oil, gas or other mineral leases, or exploration or development programs (although it may invest in issuers which own or invest in such interests);

        (k) borrow money (including reverse repurchase agreements), except as a temporary measure for emergency purposes, and not in excess of 5% of its total assets taken at market value, or borrow other than from banks; however, in the case of reverse repurchase agreements, the Fund may invest in such agreements with entities other than banks subject to total asset coverage of 300% for such agreements and all borrowings;

        (l)     purchase warrants;

        (m)     purchase or sell real estate limited partnership interests; and

        (n) lend securities, if the value of securities loaned exceeds 30% of the value of the Fund's total assets at the time any loan is made, provided that the loans are fully collateralized and marked to market daily, and provided further that the entry of a Fund into repurchase agreements and the purchase of debt instruments are not deemed to be loans for purposes of this restriction. None of the Funds currently intends to make loans of portfolio securities that would amount to greater than 5% of the Fund's net assets in the coming year.


With respect to fundamental policy (2), a Fund may not purchase securities when borrowing exceeds 5% of the Fund's total assets. In addition, so long as it remains a restriction of the Ohio Division of Securities, the Funds will treat securities eligible for resale under Rule 144A of the Securities Act of 1933 as subject to the Funds' restriction on investing in restricted securities (nonfundamental policy (e), above). With respect to nonfundamental policy (a), above, to the extent that any of the Funds invest in securities of other investment companies, the Trust and the Manager will ensure that there will be no duplication of advisory fees. Further, no sales load will be paid by a Fund in connection with such investments.

Whenever an investment objective, policy or restriction set forth in the Prospectus or this Statement of Additional Information states a maximum percentage of assets that may be invested in any security or other asset or describes a policy regarding quality standards, such percentage limitation or standard shall, unless otherwise indicated, apply to the Fund only at the time a transaction is entered into. Accordingly, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in the percentage which results from circumstances not involving any affirmative action by the Fund, such as a change in market conditions or a change in the Fund's asset level or other circumstances beyond the Fund's control, will not be considered a violation.

ORGANIZATION OF THE FUNDS

Each of the Funds is a diversified series of Weiss Treasury Fund, an open-end management investment company registered under the 1940 Act. The Trust was organized on August 10, 1995 as a Massachusetts business trust. The Board of Trustees of the Trust oversees the business affairs of the Trust and is responsible for significant decisions relating to each Fund's investment objective and policies. The Trustees delegate the day-to-day management of the Funds to the officers of the Trust.

The Trust's authorized capital consists of an unlimited number of shares of beneficial interest, $.01 par value, all of which are of one class and have equal rights as to voting, dividends and liquidation. The Trustees have the authority to issue two or more series of shares and to designate the relative rights and preferences as between the different series. If more than one series of shares were issued and a series were unable to meet its obligations, the remaining series might have to assume the unsatisfied obligations of that series. All shares issued and outstanding will be fully paid and non-assessable by the Trust, and redeemable as described in this combined statement of additional information and in the prospectus.

The assets of the Trust received for the issue or sale of the shares of each series and all income, earnings, profits and proceeds thereof, subject only to the rights of creditors, are specifically allocated to such series and constitute the underlying assets of such series. The underlying assets of each series are segregated on the books of account, and are to be charged with the liabilities in respect to such series and with a proportionate share of the general liabilities of the Trust. If a series were unable to meet its obligations, the assets of all other series could be used to circumstances be available to creditors for that purpose, in which case the assets of such other series could be used to meet liabilities which are not otherwise properly chargeable to them. Expenses with respect to any two or more series are to be allocated in proportion to the asset value of the respective series except where allocations of direct expenses can otherwise be fairly made. The officers of the Trust, subject to the general supervision of the Trustees, have the power to determine which liabilities are allocable to a given series, or which are general or allocable to two or more series. In the event of the dissolution or liquidation of the Trust or any series, the holders of the shares of any series are entitled to receive as a class the underlying assets of such shares available for distribution to shareholders.

Shares of the Trust entitle their holders to one vote per share; however, separate votes are taken by each series on matters affecting an individual series. For example, a change in investment policy for a series would be voted upon only by shareholders of the series involved. Additionally, approval of the investment advisory agreement is a matter to be determined separately by each series. Approval by the shareholders of one series is effective as to that series whether or not enough votes are received from the shareholders of the other series to approve such agreement as to the other series.

The Trustees, in their discretion, may authorize the division of shares of a series into different classes, permitting shares of different classes to be distributed by different methods. Although shareholders of different classes of a series would have an interest in the same portfolio of assets, shareholders of different classes may bear different expenses in connection with different methods of distribution. The Trustees have no present intention of taking the action necessary to effect the division of shares into separate classes nor of changing the method of distribution of shares of a Fund.

The Declaration of Trust provides that obligations of the Trust are not binding upon the Trustees individually but only upon the property of the Trust, that the Trustees and officers will not be liable for errors of judgment or mistakes of fact or law, and that the Trust will indemnify its Trustees and officers against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the Trust, except if it is determined, in the manner provided in the Declaration of trust, that they have not acted in good faith in the reasonable belief that their actions were in the best interests of the Trust. However, nothing in the Declaration of Trust protects or indemnifies a Trustee or officer against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

Shareholders have one vote for each share held on matters on which they are entitled to vote. Separate votes are taken by each Fund only if a matter affects or requires the vote of only that Fund. The Funds are not required to and do not currently intend to hold annual shareholder meetings, although special meetings may be called for purposes such as electing or removing Trustees, changing fundamental investment policies, or approving certain contracts. Shareholders will be assisted in communicating with other shareholders in connection with removing a Trustee as if Section 16(c) of the 1940 Act were applicable.


Shares of the Funds are presently offered through the use of a prospectus that combines disclosure about each of the Funds. The use of a combined prospectus by two or more Funds may cause one Fund to be liable to purchasers of shares of another Fund for misstatements in the prospectus concerning the other Fund.

TRUSTEES AND OFFICERS

        The Trustees and Executive Officers of the Trust, their business addresses and their principal occupations during the past five years are as follows:


      Position             Principal Occupation(s)
Name, Address and Age      with the Trust             during past 5 years


John N. Breazeale(1), 48  President and Chairman           President, Weiss Money
        of Board of Trustees                Management Inc. (April 1995 -           present).
                          Portfolio Manager, Mackenzie
                          Investment Management Inc.
                          (1988 - April 1995).

Neal J. Andrews, (29)     Treasurer                  Vice President and a Director of
103 Bellevue Parkway      Investment Accounting, PFPC
Wilmington, DE  19809                      (April 1992 - present).  Senior
                          Audit Supervisor, Price                     Waterhouse L.L.P. (1987 -
                1992).

Sharon A. Parker(1), 34   Secretary                  Portfolio Manager, Weiss Money
                          Management Inc. (1990 -                  present).


Joseph R. Fleming, 41     Assistant Secretary        Partner, Dechert Price &
57 Overlook Drive                            Rhoads (1990 - present)
Holliston, MA  01746

Martin D. Weiss(1), 49    Trustee            Editor of "Safe Money Report";
                          President, Weiss Research Inc.
                           (1971 to present) President Weiss          Money Management Inc.
                          (November, 1980 - April, 1995).

Esther S. Gordon, 53      Trustee            Retired.  Formerly Assistant
422 Woodview Circle                          Manager with Southern Bell
Palm Beach Gardens, FL   33410               (1965 through 1994).

Robert L. Lehrer, 61    Trustee         President Wyndmsor Industries
P.O. Box 1679                   Inc. (1957 - present).  Registered 18711 Southeast Lakeside Way
                  Securities broker.
Jupiter, FL  33468-1679

Donald Wilk, 58 Trustee         President Donald Wilk
6044 Petaluma Drive                     Corporation (1990 - present).
Boca Raton, FL  33433


        As of January 15, 1996, all Trustees and officers of the Trust as a group owned beneficially less than 1% of the shares of the each of the Funds outstanding on such date. To the best knowledge of the Funds, no person owned beneficially more than 5% of any of the Funds.

MANAGEMENT COMPENSATION


                Pension or Retire-                 Total Compensation
        Aggregate        ment benefits    Estimated Annual        from Trust and
        Compensation     Accrued as Part  Benefits Upon   Fund Complex
Name (Position) from Trust       of Trust Expenses       Retirement      Paid to Trustee
John N. Breazeale        None    None     None     None
(President and Trustee)

Neal J. Andrews   None   None    None     None
(Treasurer)

Sharon A. Parker  None   None    None     None
(Secretary)

Joseph R. Fleming        None    None     None     None
(Assistant Secretary)

Esther S. Gordon  None   None    None     None
(Trustee)

Robert L. Lehrer  None   None    None     None
(Trustee)

Donald Wilk       None   None    None     None
(Trustee)


INVESTMENT ADVISORY AND OTHER SERVICES

Investment Manager

As stated in the Prospectus, the Trust, on behalf of each Fund, has entered into an Investment Advisory Agreement with the Manager, Weiss Money Management, Inc. Under these Advisory Agreements, the

Manager provides continuing investment management for each Fund consistent with the Fund's investment objectives, policies and restrictions and determines what securities shall be purchased for or sold by the Fund.

The Funds have each agreed to compensate the Manager for its services by the monthly payment of a fee at the annual rate of .50% of average net assets, with respect to Weiss Treasury Only Money Market Fund and the Weiss Intermediate Treasury Fund, and .70% of average net assets, with respect to Weiss Treasury Bond Fund. For the period through April 30, 1996, the Manager has agreed to waive that portion of its fee and reimburse other operating expenses necessary to maintain the total Fund expenses at .50% for each the Weiss Treasury Only Money Market Fund and the Weiss Intermediate Treasury Fund. Through December 31, 1996, the Manager has agreed to waive that portion of its fee and reimburse other operating expenses necessary to maintain total Fund expenses at .70% for the Weiss Treasury Bond Fund. In addition, the Manager has agreed that if a Fund's total expenses in any fiscal year (other than interest, taxes, distribution expenses, brokerage commissions and any extraordinary expenses) exceed the permissible limits on such expenses that apply to the Fund in any state in which its shares are currently qualified for sale, the Manager will refund to the Fund the amount of any such excess, except to the extent that such amount has already been reflected in reduced payments to the Manager. The Funds believe that, currently, the most restrictive state limitation is 2.50% of the first $30,000,000 of a Fund's average daily net assets, plus 2.00% of the next $70,000,000 of average daily net assets, plus 1.50% of the balance of the average daily net assets of that Fund for a fiscal year.

The Manager is responsible for fees and expenses of Trustees, officers and employees of the Trust who are affiliated with the Manager. Each Fund is responsible for all of its other expenses, including fees and expenses incurred in connection with membership in investment company organizations; brokers' commissions; payments for portfolio pricing services to a pricing agent, if any; legal, auditing and accounting expenses; taxes and governmental fees; transfer agent fees; the cost of preparing share certificates or other share-related expenses, such as expenses of issuance, sale, redemption or repurchase of shares of beneficial interest; the expenses of and fees for registering or qualifying securities for sale; the fees and expenses of Trustees, officers and employees of the Trust who are not affiliated with the Manager; the cost of printing and distributing reports and notices to shareholders; and the fees and disbursements of custodians. Each Fund is also responsible for expenses of shareholder meetings and expenses incurred in connection with litigation, proceedings and claims and the legal obligation it may have to indemnify its officers and Trustees with respect thereto.
Distributor

Each Fund's shares are sold on a continuous basis by Weiss Funds, Inc. (the "Distributor"), 4176 Burns Road, Palm Beach Gardens, Florida 33410, a registered broker-dealer and wholly-owned subsidiary of the Manager.

Administrator

PFPC, Inc. , Bellevue Park Corporate Center, 400 Bellevue Parkway, Wilmington, Delaware 19809 ("PFPC"), performs various administrative services for each Fund. These services include maintenance of books and records, preparation of certain governmental filings and shareholder reports and computation of net asset values and dividend distributions. For its administrative services, PFPC receives a fee, payable monthly, of .1 of 1% (.10%) per annum of the average daily net assets of each Fund, plus any reasonable out-of-pocket expenses.

Transfer Agent, Dividend Disbursing Agent and Custodian

PFPC serves as the Funds' transfer agent, dividend disbursing agent and registrar. In its capacity as transfer agent, dividend disbursing agent and registrar, PFPC performs bookkeeping, data processing and administrative services incidental to the maintenance of shareholder accounts. For transfer agency and shareholder services, the Funds pay the Transfer Agent a base fee plus annual fees of $18 per open account for daily distribution funds and $12 per open account for quarterly distribution funds, payable in equal monthly installments. The Funds also pay an annual fee of $4 to the Transfer Agent for each account that is closed, and reimburses the Transfer Agent monthly for out-of-pocket expenses.

PNC Bank, 200 Stevens Drive, Lester, Pennsylvania 19113, serves as custodian for the Funds' portfolio securities and cash.

PERFORMANCE INFORMATION

From time to time, quotations of the Fund's performance may be included in advertisements, sales literature or reports to shareholders or prospective investors. These performance figures are calculated in the following manners:

Average Annual Total Return

Average annual total return is the average annual compound rate of return for periods of one year, five years, and ten years, all ended on the last day of a recent calendar quarter. Average annual total return quotations reflect changes in the price of the Fund's shares and assume that all dividends and capital gains distributions during the respective periods were reinvested in Fund shares. Average annual total return is calculated by finding the average annual compound rates of return of a hypothetical investment over such periods according to the following formula (average annual total return is then expressed as a percentage):

                        T = (ERV/P)1/n - 1
        Where:

        P       =       a hypothetical initial investment of $1,000.
        T       =       average annual total return.
        n       =       number of years.
        ERV     =       ending redeemable value:
                        ERV is the value, at the end of the applicable period,
of a hypothetical $1,000 investment made at the beginning of the applicable period.

Cumulative Total Return

Cumulative total return is the cumulative rate of return on a hypothetical initial investment of $1,000 for a specified period. Cumulative total return quotations reflect changes in the price of a Fund's shares and assume that all dividends and capital gains distributions during the period were reinvested in fund shares. Cumulative total return is calculated by finding the cumulative rates of return of a hypothetical investment over such periods according to the following formula (cumulative total return is then expressed as a percentage):

                        C = (ERV/P) - 1
        Where:

        C       =       Cumulative Total Return.
        P       =       a hypothetical initial investment of $1,000.
        ERV     =       ending redeemable value:
                        ERV is the value, at the end of the applicable period,
of a hypothetical $1,000 investment made at the beginning of the applicable period.

Total Return

Total Return is the rate of return on an investment for a specified period of time calculated in the same manner as cumulative total return.

Capital Change

Capital change measures the return from invested capital including reinvested capital gains distributions. Capital change does not include the reinvestment of income dividends.

Yield

Weiss Treasury Bond Fund,
Weiss Intermediate Treasury Fund

Yield for these two Funds is the net annualized yield based on a specified 30-day (or one month) period assuming semiannual compounding of income. Yield is calculated by dividing the net investment income per share earned during the period by the maximum offering price per share on the last day of the period according to the following formula:

                        Yield = 2[(a-b/cd + 1)6 -1]
        Where:

        a       =       dividends and interest earned during the period.
        b       =       expenses accrued for the period (net of reimbursements).
        c       =       the average daily number of shares outstanding during
that period that were entitled to receive dividends.
        d       =       the maximum offering price per share on the last day of
the period.

Quotations of a Fund's performance are based on historical earnings, show the performance of a hypothetical investment, and are not intended to indicate future performance of a Fund. An investor's shares when redeemed may be worth more or less than their original cost. Performance of a Fund will vary based on changes in market conditions and the level of a Fund's expenses. In periods of declining interest rates, a Fund's quoted yield will tend to be somewhat higher than prevailing market rates, and in periods of rising interest rates, a Fund's quoted yield will tend to be somewhat lower.

Weiss Treasury Only Money Market Fund

Current Yield: Current yield is the net annualized yield based on a specified 7 calendar-days calculated at simple interest rates. Current yield is calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one share at the beginning of the period and dividing such change by the value of the account at the beginning of the base period to obtain the base-period return. The base-period return is then annualized by multiplying it by 365/7; the resultant product equals net annualized current yield.

Effective Yield: Effective yield for Weiss Treasury Only Money Market Fund is the net annualized yield for a specified 7 calendar-days assuming a reinvestment in Fund shares of all dividends during the period (i.e., compounding). Effective yield is calculated by using the same base-period return used in the calculation of current yield, except that the base-period return is compounded by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

        Effective Yield = [(Base Period Return + 1)365/7] - 1

As described above, current yield and effective yield are based on historical earnings, show the performance of a hypothetical investment and are not intended to indicate future performance. Current yield and effective yield will vary based on changes in market conditions and the level of Fund expenses.

Comparison of Portfolio Performance

A comparison of the quoted non-standard performance offered for various investments is valid only if performance is calculated in the same manner. Since there are different methods of calculating performance, investors should consider the effects of the methods used to calculate performance when comparing performance of a Fund with performance quoted with respect to other investment companies or types of investments.

In connection with communicating its performance to current or prospective shareholders, a Fund also may compare these figures to the performance of unmanaged indices which may assume reinvestment of dividends or interest but generally do not reflect deductions for administrative and management costs. Examples include, but are not limited to the Dow Jones Industrial Average, the Consumer Price Index, Standard & Poor's 500 Composite Stock Price Index (S&P
500), the NASDAQ OTC Composite Index, the NASDAQ Industrials Index, the Russell 2000 Index, and the statistics published by the Small Business Administration.

From time to time, in advertising and marketing literature, a Fund's performance may be compared to the performance of broad groups of mutual funds with similar investment goals, as tracked by independent organizations such as, Investment Company Data, Inc. ("ICD"), Lipper Analytical Services, Inc. ("Lipper"), CDA Investment Technologies, Inc. ("CDA"), Morningstar, Inc., Value Line Mutual Fund Survey and other independent organizations. When these organizations' tracking results are used, a Fund will be compared to the appropriate fund category, that is, by fund objective and portfolio holdings, or to the appropriate volatility grouping, where volatility is a measure of a fund's risk. A Fund (except for a money market fund) may also be compared to funds with similar volatility, as measured statistically by independent organizations.

From time to time, in marketing and other Fund literature, Trustees and officers of a Fund, a Fund's portfolio manager, or members of the portfolio management team may be depicted and quoted to give prospective and current shareholders a better sense of the outlook and approach of those who manage a Fund. In addition, the assets that Manager has under management in various geographical areas may be quoted in advertising and marketing materials.

Statistical and other information, as provided by the Social Security Administration, may be used in marketing materials pertaining to retirement planning in order to estimate future payouts of social security benefits. Estimates may be used on demographic and economic data.

Marketing and other Fund literature may include a description of the potential risks and rewards associated with an investment in a Fund. The description may include a "risk/return spectrum" which compares the Fund to other Weiss funds or broad categories of funds, such as money market, bond or equity funds, in terms of potential risks and returns. Money market funds are designed to maintain a constant $1.00 share price and have a fluctuating yield. Share price, yield and total return of a bond fund will fluctuate. The share price and return of an equity fund also will fluctuate. The description may also compare a Fund to bank products, such as certificates of deposit. Unlike mutual funds, certificates of deposit are insured up to $100,000 by the U.S. Government and offer a fixed rate of return.

Because bank products guarantee the principal value of an investment and money market funds seek stability of principal, these investments are considered to be less risky than investments in either bond or equity funds, which may involve the loss of principal. However, all long-term investments, including investments in bank products, may be subject to inflation risk, which is the risk of erosion of the value of an investment as prices increase over a long time period. The risk/returns associated with an investment in bond or equity funds also will depend upon currency exchange fluctuation.

A risk/return spectrum generally will position the various investment categories in the following order: bank products, money market funds, bond funds and equity funds. Shorter-term bond funds generally are considered less risky and offer the potential for less return than longer-term bond funds. The same is true of domestic bond funds relative to international bond funds, and bond funds that purchase higher quality securities relative to bond funds that purchase lower quality securities. Growth and income equity funds are generally considered to be less risky and offer the potential for less return than growth funds. In addition, international equity funds usually are considered more risky than domestic equity funds but generally offer the potential for greater return.

Risk/return spectrums also may depict funds that invest in both domestic and foreign securities or a combination of bond and equity securities.

Evaluation of Fund performance made by independent sources may also be used in advertisements concerning a Fund, including reprints of, or selections from, editorials or articles about a Fund.

BUYING SHARES

Share purchases are executed at the net asset value next calculated after a purchase order is received by the Fund's transfer agent in good order as described in the Funds' prospectus under "Opening an Account" and "Adding to Your Investment". Purchases are made in full and fractional shares.

Fund shares may be purchased without a sales charge if you purchase them through the Fund's Distributor. Broker-dealers other than the Distributor may assess transaction charges in connection with purchases of Fund shares.

Shares begin to earn dividends as of the first business day following the day or your purchase. Purchases by check are executed on the day the check is received in good order by the Transfer Agent and begin earning income on the following business day.

Individual Retirement Accounts ("IRAs"). Shares of the Trust may be used as a funding medium for an IRA. Eligible individuals may establish an IRA by adopting a custodial account available from PNC Bank, which may impose a charge for establishing and/or maintaining the account.

REDEMPTIONS

The Trust may suspend the right of redemption of shares of a Fund and may postpone payment: (i) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which trading on the New York Stock Exchange is restricted, (ii) when the SEC determines that a state of emergency exists which may make payment or transfer not reasonably practicable, (iii) as the SEC may by order permit for the protection of the Shareholders of the Trust, or (iv) at any other time when the Trust may, under applicable laws and regulations, suspend payment on the redemption of its shares.

The Trust agrees to redeem shares of a Fund solely in cash up to the lesser of $250,000 or 1% of the net asset value of a Fund during any 90-day period for any one shareholder. The Trust reserves the right to pay other redemptions, either total or partial, by a distribution in kind of securities (instead of cash) from the applicable Fund's portfolio, although the Trust has no current intention to do so. The securities distributed in such a distribution would be valued at the same value as that assigned to them in calculating the net asset value of the shares being redeemed. If a shareholder receives a distribution in kind, he or she should expect to incur transaction costs when he or she converts the securities to cash.

DIVIDENDS AND DISTRIBUTIONS

All of the Funds intend to distribute substantially all of their respective investment income and any net realized capital gains. Net investment income for each Fund consists of all interest income accrued on the Fund's assets, less accrued expenses. Interest income included in the daily computation of net investment income is comprised of original issue discount earned on discount paper accrued to the date of maturity as well as accrued interest. Each Fund's expenses, including the management fee payable to the Manager, are accrued each day.

Distributions by a Fund are reinvested in the Fund or paid in cash at the election of the shareholder. If no election is made, all distributions will be reinvested in additional Fund shares. Dividends are declared daily. Weiss Treasury Only Money Market Fund intends to distribute dividends on the last business day of each month. Weiss Intermediate Treasury Fund and Weiss Treasury Bond Fund intend to distribute taxable income quarterly, and distribute net capital gains realized during each fiscal year annually before each Fund's fiscal year end on December 31.

The net income of a Fund is determined as of the close of regular trading on the New York Stock Exchange (the "Exchange"), usually 4:00 p.m. eastern time on each day the Exchange is open for trading.

TAXES

The following is a general discussion of certain tax rules thought to be applicable with respect to a Fund. It is merely a summary and is not an exhaustive discussion of all possible situations or of all potentially applicable taxes. Accordingly, shareholders and prospective shareholders should consult a competent tax advisor about the tax consequences to them of investing in a Fund.

General. Each Fund intends to qualify annually and elect to be treated as a regulated investment company under Subchapter M of the Code. To qualify, a Fund must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities, or foreign currencies, or other income (including but not limited to gains from options, futures, and forward contracts) derived with respect to its business of investing in such stock, securities or currencies; (b) derive in each taxable year less than 30% of its gross income from the sale or other disposition of certain assets (namely, (i) stock or securities, (ii) options, futures, and forward contracts (other than those on foreign currencies), and
(iii) foreign currencies (including options, futures, and forward contracts on such currencies) not directly related to the Fund's principal business of investing in stocks or securities (or options and futures with respect to stocks and securities)) held less than three months (the "30% Limitation"); and
(c) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund's assets is represented by cash, U.S. Government securities, the securities of other regulated investment companies, and other securities, with such other securities of any one issuer limited for purposes of this calculation to an amount not greater than 5% of the Fund's assets and 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in securities of any other issuer (other than U.S. Government securities and the securities of other regulated investment companies).

As a regulated investment company, each Fund generally will not be subject to U.S. Federal income tax on its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses) and net capital gains (net long-term capital gains in excess of net short-term capital losses) that it distributes to shareholders, if at least 90% of its investment company taxable income for the taxable year is distributed. Each Fund intends to distribute such income.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax. To avoid that tax, each Fund must distribute during each calendar year an amount equal to (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the twelve-month period ending on October 31 of the calendar year, and (3) all ordinary income and capital gains for previous years that were not distributed during such years. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by a Fund in October, November or December of that year to shareholders of record at some date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taken into account by shareholders in the calendar year the distributions are declared, rather than the calendar year in which the distributions are received.

Distributions. Distributions of investment company taxable income are taxable to a U.S. shareholder as ordinary income, whether paid in cash or shares. Because it is not anticipated that any portion of a Fund's gross income will consist of dividends from domestic corporations, no portion of the dividends paid by a Fund to its corporate shareholders is expected to qualify for the dividends received deduction. Distributions of net capital gains, if any, which are designated as capital gain dividends are taxable as long-term capital gains, whether paid in cash or in shares, regardless of how long the shareholder has held the Fund's shares, and are not eligible for the dividends received deduction. The tax treatment of distributions from a Fund is the same whether the dividends are received in cash or in additional shares. Shareholders receiving distributions in the form of newly issued shares will have a cost basis in each share received equal to the net asset value of a share of the Fund on the reinvestment date. A distribution of an amount in excess of a Fund's current and accumulated earnings and profits will be treated by a shareholder as a return of capital which is applied against and reduces the shareholder's basis in his or her shares. To the extent that the amount of any such distribution exceeds the shareholder's basis in his or her shares, the excess will be treated by the shareholder as gain from a sale or exchange of the shares. Shareholders will be notified annually as to the U.S. Federal tax status of distributions and shareholders receiving distributions in the form of newly issued shares will receive a report as to the net asset value of the shares received.

If the net asset value of shares is reduced below a shareholder's cost as a result of a distribution by a Fund, such distribution will be taxable even though it represents a return of invested capital. Investors should be careful to consider the tax implications of buying shares just prior to a distribution. The price of shares purchased at this time may reflect the amount of the forthcoming distribution. Those purchasing just prior to a distribution will receive a distribution which will nevertheless be taxable to them.

Disposition of Shares. Upon a redemption, sale or exchange of his or her shares, a shareholder will realize a taxable gain or loss depending upon his or her basis in the shares. Such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder's hands and will be long-term or short-term, generally, depending upon the shareholder's holding period for the shares. Any loss realized on a redemption, sale or exchange will be disallowed to the extent the shares disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a shareholder on the sale of Fund shares held by the shareholder for six months or less will be treated as a long-term capital loss to the extent of any distributions of net capital gains received or treated as having been received by the shareholder with respect to such shares.

Discount. Certain of the bonds purchased by the Funds may be treated as bonds that were originally issued at a discount. Original issue discount represents interest for Federal income tax purposes and can generally be defined as the difference between the price at which a security was issued and its stated redemption price at maturity. Original issue discount is treated for Federal income tax purposes as income earned by a Fund even though the Fund doesn't actually receive any cash, and therefore is subject to the distribution requirements of the Code. The amount of income earned by the Fund generally is determined on the basis of a constant yield to maturity which takes into account the semi-annual compounding of accrued interest.

In addition, some of the bonds may be purchased by a Fund at a discount which exceeds the original issue discount on such bonds, if any. This additional discount represents market discount for Federal income tax purposes. The gain realized on the disposition of any bond having market discount will be treated as ordinary income to the extent it does not exceed the accrued market discount on such bond (unless the Fund elects for all its debt securities acquired after the first day of the first taxable year to which the election applies having a fixed maturity date of more than one year from the date of issue to include market discount in income in tax years to which it is attributable). Generally, market discount accrues on a daily basis for each day the bond is held by the Fund at a constant rate over the time remaining to the bond's maturity.

Backup Withholding. Each Fund generally will be required to report to the IRS all distributions as well as gross proceeds from the redemption of the Fund's shares, except in the case of certain exempt shareholders. All such distributions and proceeds will be subject to withholding of Federal income tax at a rate of 31% ("backup withholding") in the case of non-exempt shareholders if (1) the shareholder fails to furnish the Fund with and to certify the shareholder's correct taxpayer identification number or social security number;
(2) the IRS notifies the shareholder or the Fund that the shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect; or (3) when required to do so, the shareholder fails to certify that he or she is not subject to backup withholding. If the withholding provisions are applicable, any such distributions or proceeds, whether reinvested in additional shares or taken in cash, will be reduced by the amounts required to be withheld.

Other Taxation. The foregoing discussion relates only to U.S. Federal income tax law as applicable to U.S. persons (i.e., U.S. citizens and residents and domestic corporations, partnerships, trusts and estates). Distributions by a Fund also may be subject to state and local taxes, and their treatment under state and local income tax laws may differ from the U.S. Federal income tax treatment. In many states, Fund distributions which are derived from interest on certain U.S. Government obligations are exempt from state and local taxation. Shareholders should consult their tax advisers with respect to particular questions of U.S. Federal, state and local taxation. Shareholders who are not U.S. persons should consult their tax advisers regarding U.S. and foreign tax consequences of ownership of shares of the Fund, including the likelihood that distributions to them would be subject to withholding of U.S. Federal income tax at a rate of 30% (or at a lower rate under a tax treaty).

BROKERAGE ALLOCATION

To the maximum extent feasible, the Manager places orders for portfolio transactions through the Distributor, which in turn places orders on behalf of each Fund with other broker/dealers. The Distributor receives no commissions, fees or other remuneration from a Fund for this service. Allocation of brokerage is supervised by the Manager.

The primary objective of the Manager in placing orders for the purchase and sale of securities for each Fund's portfolio is to obtain the most favorable net results taking into account such factors as price, commission (negotiable in the case of U.S. national securities exchange transactions) where applicable, size of order, difficulty of execution and skill required of the executing broker/dealer. The Manager seeks to evaluate the overall reasonableness of brokerage commissions paid (to the extent applicable) through the familiarity of the Distributor with commissions charged on comparable transactions, as well as by comparing commissions paid by a Fund to reported commissions paid by others. The Manager reviews on a routine basis commission rates, execution and settlement services performed, making internal and external comparisons.

Each Fund's purchases and sales of fixed-income securities are generally placed by the Manager with primary market makers for these securities on a net basis, without any brokerage commission being paid by the Fund. Trading does, however, involve transaction costs. Transactions with dealers serving as primary market makers reflect the spread between the bid and asked prices. Purchases of underwritten issues may be made that will include an underwriting fee paid to the underwriter. Portfolio transactions in debt securities may also be placed on an agency basis, with a commission being charged.

When it can be done consistently with the policy of obtaining the most favorable net results, it is the Manager's practice to place such orders with broker/dealers who supply research, market and statistical information to the Funds. The term "research market and statistical information" includes advice as to the value of securities; the advisability of investing in, purchasing or selling securities; the availability of securities or purchasers or sellers of securities; and analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The Manager is not authorized when placing portfolio transactions for a Fund to pay a brokerage commission (to the extent applicable) in excess of that which another broker might charge for executing the same transaction solely on account of the receipt of research, market or statistical information. The Manager does not place orders with brokers or dealers because the broker or dealer has or has not sold shares of a Fund. In effecting transactions in over-the-counter securities, orders are placed with the principal market makers for the security being traded unless, after exercising care, it appears that more favorable results are available elsewhere.

Although certain research, market and statistical information from broker/dealers may be useful to a Fund and to the Manager, it is the opinion of the Manager that such information only supplements its own research effort since the information must still be analyzed, weighed and reviewed by the Manager's staff. Such information may be useful to the Manager in providing services to clients other than a Fund and not all such information is used by the Manager in connection with the Fund. Conversely, such information provided to the Manager by broker/dealers through whom other clients of the Manager effect securities transactions may be useful to the Manager in providing services to a Fund.

The Trustees of the Trust review from time to time whether the recapture for the benefit of a Fund of some portion of the brokerage commissions or similar fees paid by the Fund on portfolio transactions is legally permissible and advisable.

PORTFOLIO TURNOVER

Fund securities may be sold in an effort to improve a Fund's overall investment return. Each Fund's portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the fiscal year by the monthly average of the value of the portfolio securities owned by the Fund during the fiscal year. A 100% turnover rate occurs, for example, if all of the Fund's portfolio securities are sold and either repurchased or replaced within one year. For purposes of determining portfolio turnover, all securities whose maturities at the time of acquisition were one year or less are excluded.

A higher portfolio turnover rate involves correspondingly higher brokerage commissions and other transaction costs, which will be borne directly by the affected Fund. In addition, short-term gains realized from portfolio transactions are taxable to shareholders as ordinary income. It is currently anticipated that the portfolio turnover rate for each Fund during its initial fiscal year will not exceed 100%.

NET ASSET VALUE

The net asset value per share of each Fund is determined by dividing the value of the total assets of the Fund, less all liabilities, by the total number shares of the Fund outstanding. Net asset value for the Funds is computed once daily as of the close of regular trading on the Exchange (normally 4:00 p.m. eastern time) on each day the Exchange is open for trading. The Exchange is normally closed on New Year's Day, Presidents Day, Good Friday, Memorial Day, Independence Day, Labor Day, Veterans Day, Thanksgiving Day and Christmas Day. On those days when the Funds' Custodian or the New York Stock Exchange close early as a result of such day being a partial holiday or otherwise, the Funds reserve the right to advance on that day the time by which purchase and redemption requests must be received.

Weiss Treasury Only Money Market Fund

Weiss Treasury Only Money Market Fund uses the amortized cost method of security valuation, as permitted under Rule 2a-7 under the 1940 Act. Under this method, securities acquired by the Fund are valued at cost on the date of acquisition and thereafter assume a constant accretion of discount or amortization of premium to maturity, regardless of the impact of fluctuating interest rates on the market value of the instruments.

Weiss Intermediate Treasury Fund
Weiss Treasury Bond Fund

Debt securities, other than short-term securities, are valued at bid prices supplied by a Fund's pricing agent and reflect broker/dealer supplied valuations and electronic data processing techniques. Short-term securities with remaining maturities of sixty days or less are valued by the amortized cost method, which the Board of Trustees believes approximates market value. If it is not possible to value a particular debt security pursuant to these valuation methods, the value of such security is the most recent bid quotation supplied by a bona fide marketmaker. If no such bid quotation is available, the Manager may calculate the price of that debt security, subject to limitations established by the Board of Trustees.

If a security is traded on more than one exchange, or on one or more exchanges and in the over-the-counter market, quotations are taken from the market in which the security is traded most extensively.

If, in the opinion of the Fund's Valuation Committee, the value of an asset as determined in accordance with these procedures does not represent the fair market value of the asset, the value of the asset is taken to be an amount which, in the opinion of the Valuation Committee, represents fair market value on the basis of all available information. The value of other portfolio holdings owned by a Fund is determined in a manner which, in the discretion of the Valuation Committee most fairly reflects fair market value of the property on the valuation date.

FINANCIAL STATEMENTS

The initial balance sheet for each Fund and related reports of Coopers & Lybrand LLP are attached hereto and incorporated by reference herein.

INDEPENDENT ACCOUNTANTS

The Financial Statements included herewith have been so included in reliance on the report of Coopers & Lybrand LLP, independent accountants, 200 South Biscayne Blvd., Suite 1900, Miami, FL 33131, and given on the authority of that firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

Dechert Price & Rhoads, Ten Post Office Square--South, Boston, MA 02109 serves as counsel to the Trust and the Funds.

WEISS INTERMEDIATE TREASURY FUND

STATEMENT OF ASSETS AND LIABILITIES
JANUARY 5, 1996
--------------------------------------------------------------------------------


ASSETS:
  Cash.......................................................  $33,333
  Organization Costs.........................................   32,000
  Prepaid Blue Sky...........................................   12,185
                                                               -------

   Total Assets..............................................   77,518
                                                               -------

LIABILITIES:
  Due to Affiliates..........................................   44,185
                                                               -------

NET ASSETS:..................................................  $33,333
                                                               =======

NET ASSETS CONSIST OF:
  Capital stock, par value $.01 per share, unlimited shares
   authorized, 3,333.30 shares issued and outstanding........  $    33
  Additional paid-in-capital.................................   33,300
                                                               -------

   Total.....................................................  $33,333
                                                               =======

NET ASSETS VALUE, OFFERING AND REDEMPTION PRICE PER SHARE:
 ($33,333 /3,333.30 shares outstanding)......................   $10.00
                                                               =======


The accompanying notes are an integral part of this financial statement.

WEISS INTERMEDIATE TREASURY FUND

NOTES TO STATEMENT OF ASSETS AND LIABILITIES
JANUARY 5, 1996
--------------------------------------------------------------------------------


1.   ORGANIZATION:

     Weiss Intermediate Treasury Fund ("Fund") is a diversified series of Weiss Treasury Fund ("Trust"), an open-end management investment company registered under the Investment Company Act of 1940, as amended. The Trust was organized on August 10, 1995 as a Massachusetts business trust. The Fund commenced operations on January 16, 1996. As of the date of this report, operations have been limited to organizational matters and the issuance of initial shares to Weiss Money Management Inc. ("the Manager").

2.   ORGANIZATION COSTS AND TRANSACTIONS WITH AFFILIATES:

     Organization expenses are being amortized over a five year period from January 16, 1996, the commencement date of operations. Such organizational expenses have been paid by the Manager and will be reimbursed by the Fund. If the Manager withdraws any portion of its $33,333 seed money prior to the end of the five year period beginning January 16, 1996, the redemption price of the seed money shares will be reduced by a pro rata share (based on the proportionate share of the original shares redeemed to the total number of original shares outstanding at the time of redemption) of the unamortized organizational expenses.

     The Manager is the investment adviser to Weiss Intermediate Treasury Fund, and is responsible for the day-to-day management of the Fund's portfolio. Weiss Intermediate Treasury Fund shares are sold on a continuous basis by Weiss Funds, Inc., a registered broker-dealer and wholly-owned subsidiary of the Manager.

     PFPC Inc. ("the Administrator"), a wholly-owned subsidiary of PNC Bank, NA, serves as administrator to the Fund.

        Certain officers of the Trust are officers and / or employees of the Manager, Administrator and Counsel to the Fund. Such individuals are not compensated by the Trust for services in their capacity as Trust officers.

WEISS TREASURY ONLY MONEY MARKET FUND

STATEMENT OF ASSETS AND LIABILITIES
JANUARY 5, 1996
--------------------------------------------------------------------------------


ASSETS:
 Cash.......................................................  $33,334
 Organization Costs.........................................   32,002
 Prepaid Blue Sky...........................................   12,385
                                                              -------

   Total Assets.............................................   77,721
                                                              -------

LIABILITIES:
 Due to Affiliates..........................................   44,387
                                                              -------

NET ASSETS:.................................................  $33,334
                                                              =======

NET ASSETS CONSIST OF:
 Capital stock, par value $.01 per share, unlimited shares
   authorized, 33,334 shares issued and outstanding.........  $   334
 Additional paid-in-capital.................................   33,000
                                                              -------

   Total....................................................  $33,334
                                                              =======

NET ASSET VALUE, OFFERING AND REDEMPTION PRICE
  PER SHARE:  ($33,334 /33,334 shares outstanding)..........    $1.00
                                                              =======


The accompanying notes are an integral part of this financial statement.

WEISS TREASURY ONLY MONEY MARKET FUND


NOTES TO STATEMENT OF ASSETS AND LIABILITIES
JANUARY 5, 1996
--------------------------------------------------------------------------------


1.   ORGANIZATION:

     Weiss Treasury Only Money Market Fund ("Fund") is a diversified series of Weiss Treasury Fund ("Trust"), an open-end management investment company registered under the Investment Company Act of 1940, as amended. The Trust was organized on August 10, 1995 as a Massachusetts business trust. The Fund commenced operations on January 16, 1996. As of the date of this report, operations have been limited to organizational matters and the issuance of initial shares to Weiss Money Management Inc. ("the Manager").


2.   ORGANIZATION COSTS AND TRANSACTIONS WITH AFFILIATES:

     Organization expenses are being amortized over a five year period from January 16, 1996, the commencement date of operations. Such organizational expenses have been paid by the Manager and will be reimbursed by the Fund. If the Manager withdraws any portion of its $33,334 seed money prior to the end of the five year period beginning January 16, 1996, the redemption price of the seed money shares will be reduced by a pro rata share (based on the proportionate share of the original shares redeemed to the total number of original shares outstanding at the time of redemption) of the unamortized organizational expenses.

     The Manager is the investment adviser to Weiss Treasury Only Money Market Fund, and is responsible for the day-to-day management of the Fund's portfolio. Weiss Treasury Only Money Market Fund shares are sold on a continuous basis by Weiss Funds, Inc., a registered broker-dealer and wholly-owned subsidiary of the Manager.

     PFPC Inc. ("the Administrator"), a wholly-owned subsidiary of PNC Bank, NA, serves as administrator to the Fund.

     Certain officers of the Trust are officers and / or employees of the Manager, Administrator and Counsel to the Funds. Such individuals are not compensated by the Trust for services in their capacity as Trust officers.

WEISS TREASURY BOND FUND

STATEMENT OF ASSETS AND LIABILITIES
JANUARY 5, 1996
--------------------------------------------------------------------------------


ASSETS:
 Cash.......................................................  $33,333
 Organization Costs.........................................   32,000
 Prepaid Blue Sky...........................................   13,565
                                                              -------

   Total Assets.............................................   78,898
                                                              -------

LIABILITIES:
 Due to Affiliates..........................................   45,565
                                                              -------

NET ASSETS:.................................................  $33,333
                                                              =======

NET ASSETS CONSIST OF:
 Capital stock, par value $.01 per share, unlimited shares
   authorized, 3,333.30 shares issued and outstanding.......  $    33
 Additional paid-in-capital.................................   33,300
                                                              -------

   Total....................................................  $33,333
                                                              =======

NET ASSETS VALUE, OFFERING AND REDEMPTION PRICE
  PER SHARE: ($33,333 /3,333.30 shares outstanding).........  $ 10.00
                                                              =======


The accompanying notes are an integral part of this financial statement.

WEISS TREASURY BOND FUND

NOTES TO STATEMENT OF ASSETS AND LIABILITIES
JANUARY 5, 1996
--------------------------------------------------------------------------------


1.   ORGANIZATION:

     Weiss Treasury Bond Fund ("Fund") is a diversified series of Weiss Treasury Fund ("Trust"), an open-end management investment company registered under the Investment Company Act of 1940, as amended. The Trust was organized on August 10, 1995 as a Massachusetts business trust. As of the date of this report, except for organizational matters and the issuance of initial shares to Weiss Money Management, Inc. ("the Manager"), the Fund has not yet commenced operations.

2.   ORGANIZATION COSTS AND TRANSACTIONS WITH AFFILIATES:

     Organization expenses will be amortized over a five year period from commencement of operations. Such organizational expenses have been paid by the Manager and will be reimbursed by the Fund. If the Manager withdraws any portion of its $33,333 seed money prior to the end of the five year period beginning with commencement of operations, the redemption price of the seed money shares will be reduced by a pro rata share (based on the proportionate share of the original shares redeemed to the total number of original shares outstanding at the time of redemption) of the unamortized organizational expenses.

     The Manager is the investment adviser to Weiss Treasury Bond Fund, and is responsible for the day-to-day management of the Fund's portfolio.

     PFPC Inc. ("the Administrator"), a wholly-owned subsidiary of PNC Bank, NA, serves as administrator to the Fund.

     Certain officers of the Trust are officers and / or employees of the Manager, Administrator and Counsel to the Funds. Such individuals are not compensated by the Trust for services in their capacity as Trust officers.

        PART C.  OTHER INFORMATION


Item 24 Financial Statements and Exhibits

               (a)    Financial Statements:

                      Financial Statements Included in Part B:

                      -    Registrant's Balance Sheet

               (b)    Exhibits:

        1.     (a)    Declaration of Trust of the Registrant dated August 10,
1995 is incorporated by reference to Registrant's initial Registration Statement on Form N-1A.

        (b) Establishment and Designation of Shares of Beneficial Interest, $.01 Par Value Per Share is incorporated by reference to Registrant's initial Registration Statement on Form N-1A.

2. By-Laws of the Registrant dated August 10, 1995 are incorporated by reference to Registrant's initial Registration Statement on Form N-1A.

3.      Not applicable.

4.      Not applicable.

5.      (a)    Form of Investment Advisory Agreement between the Registrant, on behalf of Weiss Treasury Only Money Market Fund, and Weiss Money Management, Inc. to be filed herewith.

        (b) Form of Investment Advisory Agreement between the Registrant, on behalf of Weiss Intermediate Treasury Fund, and Weiss Money Management, Inc.
to be filed herewith.

        (c) Form of Investment Advisory Agreement between the Registrant, on behalf of Weiss Treasury Bond Fund, and Weiss Money Management, Inc. to be filed herewith.

6. Form of Distribution Agreement between the Registrant and Weiss Funds, Inc. to be filed herewith.

7.      Not applicable.

8.      (a)    Form of Custodian Agreement between the Registrant and PNC Bank to be filed herewith.

        (b) Form of Transfer Agency and Service Agreement between the Registrant and PFPC, Inc. to be filed herewith.

        (c) Form of Administration and Accounting Services Agreement between the Registrant and PFPC, Inc. to be filed herewith.

9.      Not applicable.

10. Opinion and Consent of Dechert Price & Rhoads, counsel to the Registrant to be filed with Registrant's Notice Pursuant to Rule 24f-2

11. Opinion and Consent of Coopers & Lybrand, LLP, independent accountants for the Registrant.

12.     Not applicable.


14.     Form of Weiss Individual Retirement Plan.

15.     Not applicable.

16.     Not applicable.


Exhibits Filed Herewith:

        1.     (a)    Declaration of Trust of the Registrant dated August 10,
1995 is incorporated by reference to Registrant's initial Registration Statement on Form N-1A.

        (b) Establishment and Designation of Shares of Beneficial Interest, $.01 Par Value Per Share is incorporated by reference to Registrant's initial Registration Statement on Form N-1A.

2. By-Laws of the Registrant dated August 10, 1995 are incorporated by reference to Registrant's initial Registration Statement on Form N-1A.

5.      (a)    Form of Investment Advisory Agreement between the Registrant, on behalf of Weiss Treasury Only Money Market Fund, and Weiss Investment Management Inc.

        (b) Form of Investment Advisory Agreement between the Registrant, on behalf of Weiss Intermediate Treasury Fund, and Weiss Investment Management Inc.

        (c) Form of Investment Advisory Agreement between the Registrant, on behalf of Weiss Treasury Bond Fund, and Weiss Investment Management Inc.

6.      Form of Distribution Agreement between the Registrant and Weiss Funds,
Inc.

8.      (a)    Form of Custodian Agreement between the Registrant and PNC Bank.

        (b) Form of Transfer Agency and Service Agreement between the Registrant and PFPC, Inc.

        (c) Form of Administration and Accounting Services Agreement between the Registrant and PFPC, Inc.

10. Opinion and Consent of Dechert Price & Rhoads, counsel to the Registrant to be filed with Registrant's Notice Pursuant to Rule 24f-2

11.     Opinion and Consent of Coopers & Lybrand, LLP

14.     Form of Weiss Individual Retirement Plan

13.     Copy of Investment Representation Letter from Initial Shareholder.

Item 25 Persons Controlled By or Under Common Control With Registrant

               Not applicable.

Item 26 Number of Holders of Securities

        Fund                                                    Record Holders

                Weiss Treasury Only Money Market Fund
                (1/5/96) Shares of beneficial interest:               1

                Weiss Intermediate Treasury Fund
                (1/5/96) Shares of beneficial interest:               1

                Weiss Treasury Bond Fund
                (1/5/96) Shares of beneficial interest:               1

Item 27 Indemnification





===============
3.      Not applicable.

4.      Not applicable.

5.      (a)    Form of Investment Advisory Agreement between the Registrant, on behalf of Weiss Treasury Only Money Market Fund, and Weiss Money Management, Inc. to be filed herewith.

        (b) Form of Investment Advisory Agreement between the Registrant, on behalf of Weiss Intermediate Treasury Fund, and Weiss Money Management, Inc.
to be filed herewith.

        (c) Form of Investment Advisory Agreement between the Registrant, on behalf of Weiss Treasury Bond Fund, and Weiss Money Management, Inc. to be filed herewith.

6. Form of Distribution Agreement between the Registrant and Weiss Funds, Inc. to be filed herewith.

7.      Not applicable.

8.      (a)    Form of Custodian Agreement between the Registrant and PNC Bank to be filed herewith.

        (b) Form of Transfer Agency and Service Agreement between the Registrant and PFPC, Inc. to be filed herewith.

        (c) Form of Administration and Accounting Services Agreement between the Registrant and PFPC, Inc. to be filed herewith.

9.      Not applicable.

               A policy of insurance covering Weiss Money Management, Inc. and the Registrant will insure the Registrant's trustees and officers and others against liability arising by reason of an alleged breach of duty caused by any negligent act, error or accidental omission in the scope of their duties.

               In addition, Article IV, Sections 4.1 through 4.3 of Registrant's Declaration of Trust provide as follows:

                        Section 4.1. No Personal Liability of Shareholders, Trustees, Etc. No Shareholder shall be subject to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. No Trustee, officer, employee or agent of the Trust shall be subject to any personal liability whatsoever to any Person, other than to the Trust or its Shareholders, in connection with Trust Property or the affairs of the Trust, save only that arising from bad faith, willful misfeasance, gross negligence or reckless disregard of his duties with respect to such Person; and all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee, officer, employee, or agent, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability of the Trust, he shall not, on account thereof, be held to any personal liability. The Trust shall indemnify and hold each Shareholder harmless from and against all claims and liabilities to which such Shareholder may become subject by reason of his being or having been a Shareholder, and shall reimburse such Shareholder for all legal and other expenses reasonably incurred by him in connection with any such claim or liability. The indemnification and reimbursement required by the preceding sentence shall be made only out of the assets of the one or more Series of which the Shareholder who is entitled to indemnification or reimbursement was a Shareholder at the time the act or event that gave rise to the claim against or liability of said Shareholder occurred. The rights accruing to a Shareholder under this Section 4.1 shall not impair any other right to which such Shareholder may be lawfully entitled, nor shall anything herein contained restrict the right of the Trust to indemnify or reimburse a Shareholder in any appropriate situation even though not specifically provided herein.

                        Section 4.2. Non-Liability of Trustees, Etc. No Trustee, officer, employee or agent of the Trust shall be liable to the Trust, its Shareholders, or to any Shareholder, Trustee, officer, employee, or agent thereof for any action or failure to act (including without limitation the failure to compel in any way any former or acting Trustee to redress any breach of trust) except for his own bad faith, willful misfeasance, gross negligence or reckless disregard of the duties involved in the conduct of his office.

                        Section 4.3.  Mandatory Indemnification.

                        (a) Subject to the exceptions and limitations contained in paragraph (b) below:

                                (i)     every person who is, or has been, a
Trustee or officer of the Trust shall be indemnified by the Trust to the fullest extent permitted by law against all liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof;

                                (ii)    the words "claim," "action," "suit," or
"proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words "liability" and "expenses" shall include, without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.
                        (b) No indemnification shall be provided hereunder to a Trustee or officer:

                                (i)     against any liability to the Trust, a
Series thereof, or the Shareholders by reason of a final adjudication by a court or other body before which a proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

                                (ii)    with respect to any matter as to which
he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

                                (iii)   in the event of a settlement or other
disposition not involving a final adjudication as provided in paragraph (b)(i) or (b)(ii) resulting in a payment by a Trustee or officer, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office:

                                        (A)     by the court or other body
approving the settlement or other disposition; or

                                        (B)     based upon a review of readily
available facts (as opposed to a full trial-type inquiry) by (x) vote of a majority of the Disinterested Trustees (as defined below) acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter), or (y) written opinion of independent legal counsel.

                        (c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Trustee or officer may now or hereafter be entitled, shall continue as to a person who has ceased to be such Trustee or officer and shall inure to the benefit of the heirs, executors, administrators and assigns of such a person. Nothing contained herein shall affect any rights to indemnification to which personnel of the Trust other than Trustees and officers may be entitled by contract or otherwise under law.

                        (d) Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in paragraph (a) of this Section 4.3 may be advanced by the Trust prior to a final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4.3, provided that either:

                                (i)     such undertaking is secured by a surety
bond or some other appropriate security provided by the recipient, or the Trust shall be insured against losses arising out of any such advances; or

                                (ii)    a majority of the Disinterested Trustees
acting on the matter (provided that a majority of the Disinterested Trustees act on the matter) or an independent legal counsel in a written opinion shall determine, based upon a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

                        As used in this Section 4.3, a "Disinterested Trustee" is one who is not (i) an Interested Person of the Trust, as defined under 2(a)(19) of the 1940 Act (including anyone who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), or (ii) involved in the claim, action, suit or proceeding.

Item 28 Business and Other Connections of Investment Adviser

               Reference is made to the Form ADV dated April 10, 1995 of Weiss Money Management Inc., investment adviser to Weiss Treasury Only Money Market Fund, Weiss Intermediate Treasury Fund and Weiss Treasury Bond Fund. The information required by this Item 28 is incorporated by reference to such Form ADV.

Item 29 Principal Underwriters

     (a)       Not applicable.

(b)     Name,
        BusinessPositions and Offices   Positions and Offices
        Address         with Underwriter        with Registrant

        John N. Breazeale       President       Trustee

        Martin D. Weiss Director                Trustee

        James B. Black  Treasurer, Secretary    Treasurer, Secretary


        Weiss Funds, Inc. is a newly formed corporation that will file its Form BD before the effective date of the Registrant's registration statement.

(c)     Name of principal underwriter:                  Weiss Funds, Inc.
        Net underwriting discounts and commissions:     $ None
        Compensation on redemption and repurchase:      $ None
        Brokerage commissions:                          $ None
        Other Compensation:                             $ None

Item 30 Location of Accounts and Records

               Weiss Money Management Inc., 4176 Burns Road, Palm Beach Gardens, Florida 33410; PFPC, Inc., Bellevue Park Corporate Center, 400 Bellevue Parkway, Wilmington, Delaware 19809; PNC Bank, 200 Stevens Drive, Lester, Pennsylvania 19113.

Item 31 Management Services

               Not applicable.

Item 32 Undertakings

     (a)       Not applicable.

(b) Registrant undertakes to file a post-effective amendment, using financial statements which need not be certified, within four to six months from the effective date of its 1933 Act registration statement.

(c) Registrant undertakes to furnish to each person to whom a prospectus is delivered, upon request and without charge, a copy of the Registrant's latest annual report to shareholders.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, in the Commonwealth of Massachusetts, on the 10th day of January, 1996.

                                            WEISS TREASURY FUND


                                            By:                      *
                                               -----------------------
                                                  John N. Breazeale
                                                  President


*By: /s/ JOSEPH R. FLEMING
     ---------------------
       Joseph R. Fleming
       Attorney-in-fact


       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


    Signatures               Title             Date
    ----------               -----             ----

                  *          Trustee        January 10, 1996
-------------------
John N. Breazeale


                  *          Trustee        January 10, 1996
------------------
Esther S. Gordon


                  *          Trustee        January 10, 1996
-------------------
Robert L. Lehrer


                  *          Trustee        January 10, 1996
-------------------
Martin D. Weiss


                  *          Trustee        January 10, 1996
-------------------
Donald Wilk


*By: /s/ JOSEPH R. FLEMING
     ---------------------
       Joseph R. Fleming
       Attorney-in-fact

* Executed pursuant to powers of attorney filed herewith.

        EXHIBIT INDEX



        1.     (a)    Declaration of Trust of the Registrant dated August 10,
1995 is incorporated by reference to Registrant's initial Registration Statement on Form N-1A.

        (b) Establishment and Designation of Shares of Beneficial Interest, $.01 Par Value Per Share is incorporated by reference to Registrant's initial Registration Statement on Form N-1A.

2. By-Laws of the Registrant dated August 10, 1995 are incorporated by reference to Registrant's initial Registration Statement on Form N-1A.

3.      Not applicable.

4.      Not applicable.

5.      (a)    Form of Investment Advisory Agreement between the Registrant, on behalf of Weiss Treasury Only Money Market Fund, and Weiss Money Management, Inc. to be filed herewith.

        (b) Form of Investment Advisory Agreement between the Registrant, on behalf of Weiss Intermediate Treasury Fund, and Weiss Money Management, Inc.
to be filed herewith.

        (c) Form of Investment Advisory Agreement between the Registrant, on behalf of Weiss Treasury Bond Fund, and Weiss Money Management, Inc. to be filed herewith.

6. Form of Distribution Agreement between the Registrant and Weiss Funds, Inc. to be filed herewith.

7.      Not applicable.

8.      (a)    Form of Custodian Agreement between the Registrant and PNC Bank to be filed herewith.

        (b) Form of Transfer Agency and Service Agreement between the Registrant and PFPC, Inc. to be filed herewith.

        (c) Form of Administration and Accounting Services Agreement between the Registrant and PFPC, Inc. to be filed herewith.

9.      Not applicable.

10. Opinion and Consent of Dechert Price & Rhoads, counsel to the Registrant to be filed with Registrant's Notice Pursuant to Rule 24f-2


11. Opinion and Consent of Coopers & Lybrand, LLP, independent accountants for the Registrant.

12.     Not applicable.


14.     Form of Weiss Individual Retirement Plan.

15.     Not applicable.

16.     Not applicable.

        POWER OF ATTORNEY


        KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Joseph R. Fleming and Sheldon A. Jones, and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for him in his name, place, and stead, to sign any and all registration statements applicable to Weiss Treasury Fund and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.





November 30, 1995
                                        John N. Breazeale, Trustee

        POWER OF ATTORNEY


        KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints John N. Breazeale, Joseph R. Fleming and Sheldon A. Jones, and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for him in his name, place, and stead, to sign any and all registration statements applicable to Weiss Treasury Fund and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.





November 30, 1995
                                        Donald Wilk, Trustee

        POWER OF ATTORNEY


        KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints John N. Breazeale, Joseph R. Fleming and Sheldon A. Jones, and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for him in his name, place, and stead, to sign any and all registration statements applicable to Weiss Treasury Fund and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.





November 30, 1995
                                        Esther S. Gordon, Trustee

        POWER OF ATTORNEY


        KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints John N. Breazeale, Joseph R. Fleming and Sheldon A. Jones, and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for him in his name, place, and stead, to sign any and all registration statements applicable to Weiss Treasury Fund and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.





November 30, 1995
                                        Martin D. Weiss, Trustee

        POWER OF ATTORNEY


        KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints John N. Breazeale, Joseph R. Fleming and Sheldon A. Jones, and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for him in his name, place, and stead, to sign any and all registration statements applicable to Weiss Treasury Fund and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.





November 30, 1995
                                        Robert L. Lehrer, Trustee

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Trustees of Weiss Treasury Fund

We have audited the accompanying Statement of Assets and Liabilities of Weiss Treasury Fund (the "Trust") (consisting of Weiss Treasury Only Money Market Fund, Weiss Intermediate Treasury Fund and Weiss Treasury Bond Fund) as of January 5, 1996. This financial statement is the responsibility of the Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Weiss Treasury Fund as of January 5, 1996 in conformity with generally accepted accounting principles.



COOPERS & LYBRAND L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
January 5, 1996